Follow-Up Materials

03007887

3/25

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Companhia Energetica de Sao Paulo

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 10 2003
THOMSON FINANCIAL

FILE NO. 82- 3691 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 4/2/03

82-3691

03 MAR 25 AM 7:21

CESP
Companhia Energética de São Paulo

AR/S
12-31-02

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2002

TOGETHER WITH REPORT

OF INDEPENDENT PUBLIC ACCOUNTANTS

03 MAR 25 AM 7:21

free translation

CESP – COMPANHIA ENERGÉTICA DE SÃO PAULO
OPEN CAPITAL COMPANY
C.N.P.J. No. 60.933.603/0001-78
NIRE 35300011996

EXTRAORDINARY GENERAL SHAREHOLDERS' MEETING

DATE AND TIME: February 26, 2003, 10:00 a.m. **PLACE**: CESP's Head Office at Alameda Ministro Rocha Azevedo, 25 – Esplanada Floor, São Paulo, SP. **CALL NOTICE**: Notice published on February 11, 12 and 13 in the newspaper "Diário Oficial do Estado" and on December 5, 6 and 9, 2002, in the newspaper "Gazeta Mercantil". **MEMBERS PRESENT**: Shareholders representing over two-thirds of participation in the voting capital, according to signatures in the Shareholders' Book of Attendance, Mr. Vicente Kazuhiro Okazaki, CFO and Investor Relations and the representative of the Audit Committee. **BOARD**: Chairman – Gustavo de Sá e Silva; Secretary – Paulo Enéas Pimentel Braga. **AGENDA**: a) Authorization for public issue Debentures in the amount of R$ 350,000,000.00 (three hundred and fifty million reais); b) Authorization for the Financial Directorate and Investor Relations to take all the necessary steps to make the effective issue; c) Ratification of the election of the members of the Board of Directors and new election of the entire Board of Directors, as provided for in paragraph 3 of Article 141 of Law 6,404/76; d) Other matters of corporate interest. **CLARIFICATIONS:** a) The matters were duly considered by the State Capital Defense Council – CODEC, through Opinion No. 009/2003 of 02/21/2003; b) The summarized minutes were drawn up, as provided for in paragraph 1 of article 130 of Law No. **6404/76. DELIBERATIONS**: ***a) Authorization to issue Debentures in the amount of R$ 350,000,000.00.*** The matter was favorably considered by the Board of Directors and Audit Committee of CESP. Put the matter to vote, it resulted unanimously **approved,** with the following characteristics:

Issue Amount:	R$ 350,000,000.00;
Issue Date:	03.01.2003;
Series:	Sole;
Quantity:	35,000 (thirty-five thousand) debentures;
Unit Value:	R$ 10,000.00 (ten thousand of Reais) per debenture, in the issue date;
Term (maturity):	54 (fifty-four) months, as from the issue date;
Grace period:	36 (thirty-six) months, as from the issue date;

Put and Payment:	Public issue, with the intermediation of a financial institution for the distribution in the over-the-counter-market, by using a different procedure, referred to in article 33 of Instruction CVM No. 13/80. Payment in full in domestic currency on the subscription. The put of debentures will be made through a public auction at the São Paulo Stock Exchange – BOVESPA, being the discount not allowed;
Maturity:	Monthly and consecutive as from the end of grace period;
Payment:	In 18 instalments, monthly paid;
Type:	Subordinate;
Type and Form:	Simple, not convertible into shares, nominative book shares and registered for negotiation in the over-the-counter-market through SND – National System of Debentures, managed by ANDIMA – National Association of the Open Market Institutions and operated by CETIP – Central of Custody and Financial Liquidation of Notes and/or BOVESPA FIX – Trading System of the Stock Exchange of São Paulo;
Remuneration:	CDI + 2% per annum, basis 252 days;
Structuring Commission:	0,08% upon the issue amount;
Costs:	All costs regarding the issue shall be under the responsibility of CESP, such as: publication of notices, minutes and calls, registers in CVM, CETIP and ANBID, BOVESPA, Board of Trade, offering circular, expenses with notaries, Legal Advisory, Custodian and Leader Bank and Rating Agency, if necessary.

The Company shall follow the legislation in effect in all steps of operation, specially the State Decree No. 33612 as of August 8, 1991. **b)** ***Authorization for the Financial Directorate and Investor Relations to take the necessary steps to make the effective issue***. Put the matter to vote, it resulted unanimously **approved. c)** ***Ratification of the election of the members of the Board of Directors and new election of the entire Board of Directors, as provided for in paragraph 3 of Article 141 of Law 6,404/;*** The representative of the shareholder Fazenda do Estado de São Paulo proposed the ratification of the election of Mr. Eduardo Refinetti Guardia and Ms. Cláudia Maria Costin made "ex vi" of Company Bylaws, "ad referendum" of Shareholders Meeting, it resulted unanimously **approved.** The Shareholder Banco do Estado de São Paulo S/A – BANESPA, as minor shareholder of Company, required according to Article 141 of Law

6404/76, the adoption of the multiple votes of new election of the Board of Directors, as provided for in Paragraph 3 of Article 141 of the referred Law. The chairman, according to the Book of Attendance, informed the necessary number of votes for the election of each member of the Board, occasion on which he declared fulfilled the permanence requirements according to the provisions of paragraph 6 of article 141 of Law 6404/76. The representative of shareholder Banco do Estado de São Paulo S/A – BANESPA appointed to hold the office of member of the Board of Directors Mr. Gustavo Adolfo Funcia Murgel and Mr. Miguel João Jorge Filho. Following, according to the provisions of paragraph 6 of article 141 of Law 6404/76, the shareholders Banco do Estado de São Paulo S/A – BANESPA and Centrais Elétricas Brasileiras S.A. - ELETROBRÁS, preferred shares owners, appointed to hold the office of member of the Board of Directors Mr. Alexandre Magalhães da Silveira. The representative of Fazenda do Estado de São Paulo appointed Mr. Mauro Guilherme Jardim Arce, Ruy Martins Altenfelder Silva, Carlos Pedro Jens, Cláudia Maria Costin, Eduardo Refinetti Guardia, Fernando Carvalho Braga, Fernando Maida Dall'Acqua, Gustavo de Sá e Silva, Luiz de Freitas Bueno, Miguel Carlos Fontoura da Silva Kozma, Nelson Vieira Barreira, Norberto de Franco Medeiros and Antonio Mardevânio Gonçalves da Rocha as representative of employees. The Board of Directors, elected for the remaining term of office, is composed as follows: **MAURO GUILHERME JARDIM ARCE,** Brazilian, married, electrical engineer, Identity Card (RG) No. 2.550.634,, Taxpayer Card (CPF) No. 107.894.648-53,, resident and domiciled at Rua Canário, 943, apartamento 62, São Paulo – SP **RUY MARTINS ALTENFELDER SILVA,** Brazilian, married, lawyer, Identity Card (RG) No. 2.417.826, Taxpayer Card (CPF) No. 028.677.108-04, resident and domiciled at Rua Marechal Hastimphilo de Moura, 338-B-5D, São Paulo – SP, **CARLOS PEDRO JENS**, Brazilian, married, civil engineer, Identity Card (RG) No. 2.701.036, Taxpayer Card (CPF) No. 003.300.198-72, resident and domiciled at Rua Marcos Melega, 150, apartamento G 3, São Paulo – SP, **CLÁUDIA MARIA COSTIN**, Brazilian, married, Business Administrator, Identity Card (RG) No. 1.456.849, Taxpayer Card (CPF) No. 006.288.028-46, resident and domiciled at Rua Angelina Maffei Vita, 344, apartamento 81, São Paulo – SP, **EDUARDO REFINETTI GUARDIA**, Brazilian, married, single Ph.D. in Economy, Identity Card (RG) No. 11.329.884, Taxpayer Card (CPF) No. 088.666.638-40, resident and domiciled at Rua Carlos Norberto Souza, 531, São Paulo – SP, **FERNANDO CARVALHO BRAGA**, Brazilian, judicial separated, economist, Identity Card (RG) No. 4.911.744, Taxpayer Card (CPF) No., 538.987.458-72 resident and domiciled at Rua Engenheiro Guimarães Valadão, 277, São Paulo – SP, **FERNANDO MAIDA DALL'ACQUA,** Brazilian, agricultural engineer, Identity Card (RG) No. 4.146.438-2, Taxpayer Card (CPF) No. 655.722.978-87, resident and domiciled at Rua Carlos Queiroz Telles, 81, apartamento 131, **GUSTAVO DE SÁ E SILVA,** Brazilian, married, economist, Identity Card (RG No. 682.763, Taxpayer Card (CPF) No. 003.325.008-10, resident and domiciled at Alameda Jaú, 1817, apartamento 11, São Paulo – SP, **LUIZ DE FREITAS BUENO,** Brazilian, widower, electrical engineer, Identity Card (RG) No. 463.317-9, Taxpayer Card (CPF) No. 005.065.408-04, resident and domiciled at Rua Maranhão, 1019, 12° andar, São Paulo – SP, **MIGUEL CARLOS FONTOURA DA SILVA KOZMA,** Brazilian, married, agricultural engineer, Identity Card (RG) No. 7.539.583, Taxpayer Card (CPF) No. 007.192.428-00, resident and domiciled at Rua Flávio Queiroz de Moraes, 245, São Paulo – SP, **NELSON VIEIRA BARREIRA,** Brazilian, married, industrial engineer, Identity Card (RG) No. 2.527.650, Taxpayer Card (CPF) No. 006.760.638-53, resident and domiciled at Rua Itapirapuan, 50, São Paulo – SP, **NORBERTO DE FRANCO MEDEIROS,** Brazilian, married, electrical engineer, Professional

Card (CREA) No. 11570/D-5ª, Taxpayer Card (CPF) No. 005.463.997-20, resident and domiciled at Rua General Urquisa, 155, apartamento 501, Rio de Janeiro – RJ, **ANTONIO MARDEVÂNIO GONÇALVES DA ROCHA,** Brazilian, married, Business Administrator, Identity Card (RG) No. 22.645.007-7, Taxpayer Card (CPF) No. 067.401.938-51, resident and domiciled at Rua Pelotas, 150, Ilha Solteira – SP, **GUSTAVO ADOLFO FUNCIA MURGEL,** Brazilian, single Business Administrator, Identity Card (RG) No. 8.537.136, Taxpayer Card (CPF) No. 074.259.248-03, resident and domiciled at Rua Visconde de Porto Seguro, 1.359, São Paulo – SP, **MIGUEL JOÃO JORGE FILHO,** Brazilian, married, journalist, Identity Card (RG) No. 3.372.368-0, Taxpayer Card (CPF) No. 024.842.858-68, resident and domiciled at Rua Rubens Maragliano, 172, São Paulo – SP, **ALEXANDRE MAGALHÃES DA SILVEIRA**, Brazilian, judicial separated, industrial metallurgist engineer, Identity Card (RG) No. 560799, Taxpayer Card (CPF) No. 024.715.747/34, resident and domiciled at Avenida Rui Barbosa, 60, apartamento 1801, Rio de Janeiro - RJ. The Board of Directors remuneration shall be based on 0.1 (one-tenth) of the remuneration attributed to the Company CEO and in the maximum of 02 (two) remunerated meeting by month according to Article 7 of CODEC deliberation No. 01/91established by CODEC deliberation No. 01/91. In relation to the Board of Directors "pro-rata temporis" gratification to be paid on December 2003 shall be observed the provisions of Article 4 of referred Deliberation. The inauguration of the members of Board of Directors shall obey the requisites, hindrances and procedures according to the provisions of Corporate Law and other corporate disposal, including the submittion of their statement of properties. **d) Other matters of corporate interest.** The representative of the shareholder Fazenda do Estado de São Paulo recommended no economic and financial matter be deliberated, reminding the Company's Executive Committee to obey the legislation in effect. **CLOSING OF THE MEETING AND DRAWING UP OF THE MINUTES**: as the floor was no longer requested, the Chairman closed the Meeting, requesting these minutes to be drawn up, that after read and approved were signed by the members and shareholders present, which constitute the majority necessary for the deliberations taken: Gustavo de Sá e Silva, Chairman; Paulo Enéas Pimentel Braga, Secretary; Cláudia Polto da Cunha, for Fazenda do Estado de São Paulo; Elizeu Amaral Camargo, for Banco do Estado de São Paulo S.A. – BANESPA; Paulo Roberto Penachio, for Banco Nossa Caixa S.A.; Flávia Ewbank Ribeiro Gomes, for Centrais Elétricas Brasileiras S.A. – ELETROBRÁS; Eduardo Yoshimara Kenshima, for Companhia do Metropolitano de São Paulo – METRÔ; José Roberto Pinheiro Franco, for Companhia de Saneamento Básico do Estado de São Paulo – SABESP; Amadeu Luiz Palmieri, for Departamento de Águas e Energia Elétrica – DAEE; José Aparecido Di Bastiani, for Sindicato dos Trabalhadores na Indústria de Energia Elétrica de Campinas; Valdivino Ferreira dos Anjos, for Associação dos Empregados da CESP e Fundação CESP and Raimundo Francisco Alencar de Melo, for the Audit Committee.

São Paulo, February 26, 2003.

(s) Gustavo de Sá e Silva Acting Chairman	(s) Paulo Enéas Pimentel Braga Secretary

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT AUDITORS' REPORT

To the Shareholders and Management of
CESP - Companhia Energética de São Paulo
São Paulo - SP - Brazil

1. We have audited the balance sheet of CESP - Companhia Energética de São Paulo (the "Company") as of December 31, 2002, and the related statements of income, changes in shareholders' equity, and changes in financial position for the year then ended, all expressed in Brazilian reais and prepared under the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements.

2. Our audit was conducted in accordance with auditing standards in Brazil and comprised: (a) planning of the work, taking into consideration the significance of the balances, volume of transactions, and the accounting and internal control systems of the Company, (b) checking, on a test basis, the evidence and records that support the amounts and accounting information disclosed, and (c) evaluating the significant accounting practices and estimates adopted by management, as well as the presentation of the financial statements taken as a whole.

3. In our opinion, the financial statements referred to in paragraph 1 present fairly, in all material respects, the financial position of CESP - Companhia Energética de São Paulo as of December 31, 2002, and the results of its operations, the changes in shareholders' equity, and the changes in its financial position for the year then ended in conformity with Brazilian accounting practices.

4. The supplementary information contained in Attachments I, II and III, referring, respectively, to the statements of cash flows, added value and financial statements in constant currency, as of and for the year ended December 31, 2002, is presented for purposes of permitting additional analyses and is not a required part of the basic financial statements. This supplementary information was audited by us in accordance with the auditing procedures mentioned in paragraph 2 and, in our opinion, is fairly presented, in all material respects, in relation to the basic financial statements taken as a whole.

5. As of December 31, 2002, the Company's total liabilities amounted to R$11,996,643,000, R$9,640,928,000 of which is denominated in foreign currency. As of that date, current liabilities exceed current assets by R$1,647,171,000. Additionally, the Company incurred a net loss of R$3,417,524,000 for the year then ended. Management believes that short and medium-term financing is required to permit the rescheduling of its liabilities and the normalization of its activities. Management's plans to equalize the Company's financial situation are described in Note 2.

6. As mentioned in Note 5 to the financial statements, as of December 31, 2002, the Company has recognized, in current assets, receivables in the amount of R$229,811,000 and, in current liabilities, payables in the amount of R$398,474,000, related to the sale and purchase of energy in the spot market, based on data prepared and provided by the Wholesale Energy Market (MAE). These amounts are subject to changes that may arise from the judgment of the legal actions filed by market participants regarding the interpretation of prevailing market rules. The payment of these amounts for the period from September 2000 to September 2002 was partially made on December 30, 2002, and is reflected in the financial statements. Under the terms of Resolutions No. 552 of October 14, 2002 and No. 635 of November 21, 2002, issued by the National Electric Energy Agency (ANEEL), final settlement is subject to the validation of the amounts provided by the MAE, after an audit thereof. The success of this negotiation and settlement is contingent on the energy sector companies' ability to fulfill their obligations.

7. Executive Order No. 14, enacted on December 21, 2001 and converted into Law No. 10,438 on April 26, 2002, disciplines, among other matters, the recovery of the economic and financial balance of the electric power generation and distribution companies, guaranteed in the concession contracts. Detailed information and the effects on the Company's financial position and result of operations relating to the Overall Agreement for the Electric Energy Sector are presented in Note 5 to the financial statements.

8. The financial statements as of and for the year ended December 31, 2001, together with the supplementary information contained in Attachments I and II, prepared for the year then ended and presented for comparative purposes, were audited by other independent auditors whose report thereon, dated March 25, 2002, was unqualified and contained an emphasis paragraph as to the fact that (i) the Company recognized assets and liabilities in its financial statements as of December 31, 2001 related to the sale and purchase of energy in the spot market, based on preliminary data provided by the MAE, and (ii) additionally, it recorded receivables related to tariff recovery for the energy rationing period, as well as a deferral related to variations of Portion "A" (CVA) amounts arising from the application of Executive Order No. 14, ANEEL Resolution No. 90 and Resolution No. 91 of the Energy Crisis Management Committee (CGE). Information on the realization of these assets and settlement of the liabilities after December 31, 2001 is detailed in Note 5 to the financial statements.

São Paulo, March 10, 2003

DELOITTE TOUCHE TOHMATSU Independent Auditors CRC No. 2 SP 011609/O-8	Maurício Pires de Andrade Resende Accountant CRC No. 1 MG 049699/S-9

(Convenience Translation into English from the Original Previously Issued in Portuguese)

CESP - COMPANHIA ENERGÉTICA DE SÃO PAULO

BALANCE SHEETS AS OF DECEMBER 31, 2002 AND 2001
(In thousands of Brazilian reais - R$)

ASSETS	2002	2001
CURRENT ASSETS		
Cash and banks	85.318	7.630
Temporary cash investments	50.595	-
Accounts receivable - consumers	31.859	26.812
Accounts receivable - distributors	225.066	357.735
Other receivables - electricity	229.811	298.676
Other receivables	97.529	20.661
Other credits	38.597	27.668
Allowance for doubtful accounts	(36.104)	(42.700)
Recoverable taxes	7.215	35.603
Retained deposits and guarantees	13.802	24.043
Materials and supplies	9.098	8.862
Prepaid expenses	21.866	6.104
	774.652	771.094
NONCURRENT ASSETS		
Other receivables - electricity	364.656	291.243
Other receivables	562.994	497.300
Deferred tax credits	776.420	776.420
Recoverable taxes	8.136	8.702
Other credits	53.919	69.348
Prepaid expenses	13.044	7.603
	1.779.169	1.650.616
PERMANENT ASSETS		
Investments	46.113	48.647
Property, plant and equipment:		
In service	17.190.045	16.215.892
Construction in progress	881.065	1.695.318
	18.071.110	17.911.210
	18.117.223	17.959.857
TOTAL ASSETS	20.671.044	20.381.567

The accompanying notes are an integral part of the financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

CESP - COMPANHIA ENERGÉTICA DE SÃO PAULO

BALANCE SHEETS AS OF DECEMBER 31, 2002 AND 2001
(In thousands of Brazilian reais - R$)

LIABILITIES AND SHAREHOLDERS' EQUITY	2002	2001
CURRENT LIABILITIES		
Suppliers	58.488	79.532
Electricity purchased	15.718	37.017
Payroll	1.014	868
Accrued liabilities - payroll	12.872	11.590
Taxes payable	29.362	50.989
Taxes payable - REFIS (Tax Recovery Program)	24.788	18.057
Accrued charges on debt	220.988	99.875
Loans and financing	1.248.979	914.412
Accounts payable - electricity	398.474	749.606
Accounts payable	26.253	23.345
Employee pension plan	92.654	70.870
Reserve for contingencies	210.648	297.243
Regulatory charges payable	43.244	49.811
Interest on capital and dividends	1.757	1.759
Other	36.584	38.661
	2.421.823	2.443.635
LONG-TERM LIABILITIES		
Loans and financing	10.526.676	7.065.703
Accounts payable - electricity	14.513	14.908
Accounts payable	150.690	130.306
Employee pension plan	618.309	544.303
Taxes payable	8.680	11.318
Taxes payable - REFIS	218.359	258.183
Regulatory charges payable	-	1.357
Reserve for contingencies	217.664	-
	11.754.891	8.026.078
Special liabilities	15.481	15.481
	11.770.372	8.041.559
SHAREHOLDERS' EQUITY		
Capital	2.655.433	2.655.433
Capital reserves	5.542.119	5.542.119
Income reserves	-	1.537.007
Retained earnings (deficit)	(1.718.703)	161.814
	6.478.849	9.896.373
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	20.671.044	20.381.567

The accompanying notes are an integral part of the financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

CESP - COMPANHIA ENERGÉTICA DE SÃO PAULO

STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
(In thousands of Brazilian reais - R$, except per share data)

	2002	2001
OPERATING REVENUES		
Electricity sales to final consumers	128.895	119.097
Energy sales to distributors	1.736.420	1.582.238
Spot market energy	139.570	150.122
Electricity from independent suppliers/reimbursement agreement	21.149	422.707
Other revenues	305	365
	2.026.339	2.274.529
TAXES AND REGULATORY CHARGES		
Global reserve for reversion quota (RGR quota)	(53.881)	(56.853)
Emergency capacity charges	(10.328)	-
Value-added tax on sales to final consumers	(25.626)	(21.329)
COFINS (tax on operating revenues)	(60.808)	(68.217)
PIS (tax on operating revenues)	(14.878)	(14.781)
	(165.521)	(161.180)
NET OPERATING REVENUES	1.860.818	2.113.349
OPERATING EXPENSES		
Personnel	(88.234)	(83.511)
Employee pension plan	(151.829)	-
Materials and supplies	(9.204)	(6.789)
Outside services	(40.408)	(41.333)
Compensation for use of water resources	(73.192)	(51.556)
Fuel usage quota (CCC quota)	(17.013)	(11.869)
Electricity purchased for resale	(40.951)	(33.008)
Spot market energy	(184.442)	(24.422)
Electricity from independent suppliers/reimbursement agreement	(49.909)	(465.548)
Spot market energy - reversal (provision)	258.387	(298.966)
Electricity network usage charges	(33.970)	(30.361)
Depreciation	(437.667)	(408.298)
Other expenses	(84.510)	(42.915)
	(952.942)	(1.498.576)
INCOME FROM ELECTRIC UTILITY OPERATIONS	907.876	614.773

(Convenience Translation into English from the Original Previously Issued in Portuguese)

CESP - COMPANHIA ENERGÉTICA DE SÃO PAULO

STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
(In thousands of Brazilian reais - R$, except per share data) (Continuation)

	2002	2001
FINANCIAL INCOME (EXPENSES)		
Income	173.150	154.018
Expenses:		
Financial charges	(675.478)	(598.912)
Other	(230.884)	(153.368)
Net monetary and exchange variations	(3.581.930)	(1.240.071)
	(4.488.292)	(1.992.351)
	(4.315.142)	(1.838.333)
LOSS FROM OPERATIONS	(3.407.266)	(1.223.560)
NONOPERATING EXPENSE	(10.258)	(7.343)
LOSS BEFORE INCOME AND SOCIAL CONTRIBUTION TAXES	(3.417.524)	(1.230.903)
Deferred social contribution tax	-	98.219
Deferred income tax	-	319.365
NET LOSS	(3.417.524)	(813.319)
LOSS PER THOUSAND SHARES - R$	(36,47)	(8,68)

The accompanying notes are an integral part of the financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

CESP - COMPANHIA ENERGÉTICA DE SÃO PAULO

STATEMENTS OF CHANGES IN FINANCIAL POSITION
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
(In thousands of Brazilian reais - R$)

	2002	2001
SOURCES OF FUNDS		
From operations:		
Net loss	(3.417.524)	(813.319)
Items not affecting working capital:		
Depreciation	437.667	408.298
Monetary and exchange variations on long-term items	3.173.514	970.103
Provision for reduction of equity investment to market value	1.794	-
Disposal of investments	740	14.207
Disposal of property, plant and equipment	7.537	12.632
Deferred tax credits	-	(417.584)
Decrease in taxes payable - REFIS (long term)	(30.358)	-
Provision for contingencies - COFINS	129.083	-
Other	1.737	3.718
	304.190	178.055
From third parties:		
Long-term loans and financing	1.508.308	1.550.657
Transfer from current to long-term liabilities	88.591	4.643
Transfer from noncurrent to current assets	65.731	71.178
Escrow deposits released	-	33.280
	1.662.630	1.659.758
Total sources	1.966.820	1.837.813

(Convenience Translation into English from the Original Previously Issued in Portuguese)

CESP - COMPANHIA ENERGÉTICA DE SÃO PAULO

STATEMENTS OF CHANGES IN FINANCIAL POSITION
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
(In thousands of Brazilian reais - R$) (Continuation)

	2002	2001
USES OF FUNDS		
Additions to property, plant and equipment	512.052	606.227
Increase in noncurrent assets	37.695	298.088
Financial charges and inflationary effects allocated to construction in progress	28.325	35.668
Transfer of long-term loans and financing to current	1.311.660	976.544
Transfer of other long-term liabilities to current	51.718	70.222
Total uses	1.941.450	1.986.749
DECREASE (INCREASE) IN NEGATIVE WORKING CAPITAL	25.370	(148.936)
REPRESENTED BY		
Current assets:		
Beginning of year	771.094	928.493
End of year	774.652	771.094
Increase (decrease)	3.558	(157.399)
Current liabilities:		
Beginning of year	2.443.635	2.452.098
End of year	2.421.823	2.443.635
Decrease	(21.812)	(8.463)
DECREASE (INCREASE) IN NEGATIVE WORKING CAPITAL	25.370	(148.936)

The accompanying notes are an integral part of the financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

CESP - COMPANHIA ENERGÉTICA DE SÃO PAULO

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
(In thousands of Brazilian reais - R$)

		Capital reserves				Income reserves					
	Capital	Premium on subscription of shares	Financial charges allocated to construction in progress	Investment grants	Tax incentives	Legal	Statutory	Unrealized profits	Special dividend	Retained earnings (accumulated deficit)	Total
BALANCES DECEMBER 31, 2000	2.655.433	10.373	4.972.047	458.502	101.197	198.919	231.912	1.031.205	137.568	895.485	10.692.641
Realization of unrealized profit reserve	-	-	-	-	-	-	-	(62.597)	-	62.597	-
Actuarial surplus - Fundação CESP (Note 29)	-	-	-	-	-	-	-	-	-	17.051	17.051
Net loss	-	-	-	-	-	-	-	-	-	(813.319)	(813.319)
BALANCES DECEMBER 31, 2001	2.655.433	10.373	4.972.047	458.502	101.197	198.919	231.912	968.608	137.568	161.814	9.896.373
Realization of unrealized profit reserve	-	-	-	-	-	-	-	(63.481)	-	63.481	-
Net loss	-	-	-	-	-	-	-	-	-	(3.417.524)	(3.417.524)
Proposal to Annual Shareholders' Meeting:											
Offset against deficit of:											
Unrealized profit reserve	-	-	-	-	-	-	-	(905.127)	-	905.127	-
Special dividend reserve	-	-	-	-	-	-	-	-	(137.568)	137.568	-
Statutory reserves	-	-	-	-	-	-	(231.912)	-	-	231.912	-
Legal reserve	-	-	-	-	-	(198.919)	-	-	-	198.919	-
BALANCES DECEMBER 31, 2002	2.655.433	10.373	4.972.047	458.502	101.197	-	-	-	-	(1.718.703)	6.478.949

The accompanying notes are an integral part of the financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
(All amounts in thousands of Brazilian reais - R$, unless otherwise indicated)

1. OPERATIONS

CESP - Companhia Energética de São Paulo ("CESP" or the "Company") is a mixed capital corporation, controlled by the São Paulo State Government; its shares are traded principally on the São Paulo stock exchange. The Company's principal activities are the planning, construction and operation of electric energy generation and distribution systems.

After the partial spin-off on March 31, 1999, CESP retained the Ilha Solteira, Três Irmãos, Jupiá, Engenheiro Sérgio Motta (Porto Primavera), Jaguari and Paraibuna power plants which represent significant installed generating capacity of 7,346 MW (Note 15.4.), equivalent to approximately 58% of the installed capacity in the State of São Paulo. The Engenheiro Sérgio Motta power plant (Porto Primavera), under construction, has a total power capacity of up to 1,980 MW. From 1999 to 2002, 13 generating units were installed, totaling a nominal capacity of 1,430 MW. Generating units 12 and 13 started commercial operations in January and October 2002, respectively.

CESP also has other operating activities, such as river navigation (Hidrovia Tietê-Paraná), forestation, reforestation and pisciculture as a way of protecting the environment modified by the construction of its reservoirs and installations.

As a concessionaire of electric energy public service, CESP's activities are regulated and inspected by the National Electric Energy Agency (ANEEL), part of the Ministry of Mines and Energy, and operates its power plants on an integrated basis with the National Electric System Operator (ONS).

Of the operating revenue of the Company, 93.07% (94.42% in 2001) arose from the supply of electric energy to concessionaires, excluding revenue related to the sale of electricity from independent suppliers. The principal customers are: Eletropaulo - Metropolitana Eletricidade de São Paulo S.A. ("Eletropaulo"), Bandeirante Energia S.A. ("Bandeirante"), Companhia Paulista de Força e Luz ("CPFL"), ELEKTRO - Eletricidade e Serviços S.A. ("ELEKTRO"), and Companhia Piratininga de Força e Luz ("Piratininga").

2. NET OBLIGATIONS

As of December 31, 2002, based on the balance sheet amounts, current liabilities exceed current assets by R$1,647 million. Current liabilities include a balance of R$398 million relating to electricity from independent suppliers and spot market energy, which will be substantially paid through funding from the BNDES (National Bank for Economic and Social Development).

The significant devaluation of the Brazilian real against other currencies (Note 18.4.) has strongly impacted the Company's indebtedness, most notably the long-term portion, since a substantial part is comprised of foreign currency-denominated debt; CESP, in turn, has incurred exchange losses.

In recent years, the Company has reduced its debt (a reduction of over US$1 billion from March 31, 1999, the partial spin-off date, to December 31, 2002) and foreign currency exposure by replacing debt in foreign currency with local currency (reduction from 84% to 75% in the same period).

However, there is a significant concentration of debt maturities in 2003, 2004 and 2005, in amounts that will require new funding or rescheduling; accordingly, CESP has contracted J.P. Morgan Bank to act as a financial advisor to the Company, to assist in developing solutions to solidify the capital structure and improve financial performance.

The present financial market scenario is not favorable in terms of obtaining new international funding.

At present, the Company is preparing new debenture issues and Electric Energy Term Certificates (CTEEs) and is negotiating the direct sale of energy to large final consumers, including the possibility of advance payment - prepaid sale of electric energy.

These negotiations and new transactions have not yet been concluded, and it is not possible to affirm, at the present time, that they will be successfully concluded. In the meantime, based on its needs and opportunities, the Company will manage its debt, seeking to extend the maturities.

3. PRESENTATION OF FINANCIAL STATEMENTS

The financial statements were prepared and are presented in accordance with Brazilian corporate law, together with specific regulations applicable to concessionaires of electric utility services, established by ANEEL, and instructions of the Brazilian Securities Commission (CVM).

Beginning in 2002, the Company adopted the procedures set forth in the "Accounting Manual for Electric Energy Public Service", initiated by ANEEL through Resolution No. 444 of October 26, 2001, which required certain reclassifications, not considered significant.

In conformity with instructions in ANEEL Circular No. 155 of January 24, 2003 and CVM Circular No. 01 of January 16, 2003, additional information is presented in the accompanying notes and supplementary Attachments.

4. SIGNIFICANT ACCOUNTING PRACTICES

a) Temporary cash investments

Stated at cost, plus income earned to the balance sheet date.

b) Accounts receivable

Include billed amounts for sales and supply of electricity, determined under the accrual basis, plus late payment charges, when applicable.

c) Allowance for doubtful accounts

Recognized at an amount considered sufficient by management to cover losses on the realization of accounts receivable.

d) Materials and supplies

Those recognized in current assets (when used for maintenance) are stated at average acquisition cost; those recognized in property, plant and equipment (when used for construction in progress) are stated at acquisition cost.

e) Investments

Minority interests in companies and other investments are stated at cost, less valuation reserves, when applicable.

f) Property, plant and equipment

These assets are stated at acquisition or construction cost, monetarily restated through December 31, 1995. Depreciation is computed on the straight-line method, at annual rates established by ANEEL Resolution No. 002 of December 24, 1997, amended by ANEEL Resolution No. 044 of March 17, 1999.

As provided in items 4 and 11 of Accounting Instruction No. 6.3.10 of the Accounting Manual for Electric Energy Public Service, interest and other financial charges and inflationary effects, related to financing obtained from third parties, effectively applied in construction in progress, are recorded in this caption as part of cost. The same procedure was adopted through December 31, 1998 for interest on capital which financed construction in progress, as provided by specific legislation for Electric Energy Public Service.

Up to December 2001, indirect costs related to construction in progress were allocated monthly to construction in progress, limited to 10% of direct expenses for personnel, and outside services attributable to construction in progress.

g) Loans, financing and other liabilities

Loans and financing are updated for monetary/exchange variations to the balance sheet date, including interest and other charges established by contract.

Other liabilities are restated based on applicable indices, including interest and other charges established by law or contract.

h) Other rights and liabilities

Other current and noncurrent assets and liabilities are updated to the balance sheet date, when required by legislation or contract.

i) Income and social contribution taxes

Recognized considering the applicable regulations regarding nondeductible expenses, nontaxable income, temporary differences and tax loss carryforwards.

j) Reserves for contingencies

Recognized as of the balance sheet date at the probable loss amount, based on the nature of each contingency. The bases and nature of these reserves are described in Note 22.

k) Pension plans

The Company sponsors post-retirement pension and health care plans for its employees, managed by Fundação CESP. Actuarial liabilities are calculated under the projected unit credit method, pursuant to CVM Resolution No. 371/00. Other considerations related to these plans are described in Note 29.

l) Results of operations

Income and expenses are recognized on the accrual basis.

m) Estimates

The preparation of financial statements in accordance with Brazilian accounting practices requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the balance sheet date, and the reported amounts of revenues and expenses for the reporting periods. Actual results from these transactions and information could differ from the estimates upon effective realization in subsequent periods. The principal estimates related to the financial statements refer to the recording of effects arising from the Overall Agreement for the Energy Sector and the reserves for contingencies.

n) Loss per share

Calculated based on the number of shares outstanding at the balance sheet date.

5. OVERALL AGREEMENT FOR THE ELECTRIC ENERGY SECTOR

The Brazilian energy sector was subject to an Emergency Energy Rationing Program in 2001, and the Federal Government created an Energy Crisis Management Committee to manage demand adjustment programs, coordinate efforts to increase supply and implement emergency measures during the rationing period, which was in force from June 1, 2001 to February 28, 2002.

In this exceptional period, the commercial application of market pricing would have created irreversible consequences for the electric energy sector, which is the reason for the effort required from the population, government authorities, concession authorities, and all involved in the Brazilian Electric Energy Sector.

At the end of 2001, the generating utilities, distributors and the Federal Government reached an Overall Agreement for the Electric Energy Sector, with BNDES acting as the financing agent. The Agreement was put into effect by ANEEL which established, through resolutions, the accounting procedures required to reflect the Agreement and several other Federal Government decisions made by the Energy Crisis Management Committee. The Agreement was formalized by Executive Order No. 14 of December 21, 2001, and then converted into Law No. 10,438 on April 26, 2002.

As required by ANEEL, these financial statements are presented including the results of the electric energy movements in Brazil, disclosed by the Wholesale Energy Market (MAE).

The financial statements are in compliance with ANEEL resolutions, and the amounts recognized in connection with this exceptional period are as follows:

	Balances December 31, 2001	Movements				Balances December 31, 2002
		Allocation	Reversal	Reclassification	Liquidation	
Assets:						
Current receivables - electricity:						
Electricity from independent suppliers	133,448	40,882	(21,056)	(83,246)	-	70,028
Reimbursement agreement	7,454	1,323	-	395	-	9,172
Tariff recovery	4,719	5,135	(4,719)	-	(5,135)	-
Spot market energy - MAE 2000	-	8,596	-	-	(4,298)	4,298
Spot market energy - MAE 2001 and 2002	153,055	141,268	(1,698)	-	(146,312)	146,313
	298,676	197,204	(27,473)	(82,851)	(155,745)	229,811
Noncurrent assets:						
Electricity from independent suppliers	266,897	-	-	83,246	-	350,143
Reimbursement agreement	14,908	-	-	(395)	-	14,513
Tariff recovery	9,438	-	(9,438)	-	-	-
	291,243	-	(9,438)	82,851	-	364,656
	589,919	197,204	(36,911)	-	(155,745)	594,467

	Balances December 31, 2001	Movements				Balances December 31, 2002
		Allocation	Reversal	Reclassification	Liquidation	
Liabilities:						
Current payables - electricity:						
Electricity from independent suppliers	443,186	60,004	(11,418)	-	(245,886)	245,886
Spot market energy - MAE 2000	-	9,990	-	-	(4,995)	4,995
Spot market energy/repurchase agreement	145,170	181,197	(104,591)	-	(83,355)	138,421
Spot market energy - MAE/ABRAGE 2001 portions	153,796	-	(153,796)	-	-	-
Reimbursement agreement	7,454	1,323	-	395	-	9,172
	749,606	252,514	(269,805)	395	(334,236)	398,474
Long-term liabilities:						
Reimbursement agreement	14,908	-	-	(395)	-	14,513
	764,514	252,514	(269,805)	-	(334,236)	412,987

In December 2002, CESP signed an agreement with BNDES, generating the release of net funds amounting to R$183,626, used to liquidate debts related to electricity from independent suppliers and spot market energy and spot market energy credits, as established by ANEEL Resolution No. 635 of November 21, 2002.

5.1. Electricity from independent suppliers

During the rationing period, in view of the unfavorable hydrological conditions and the low level of reservoirs in many areas of Brazil, including the Southeast where CESP is located, the ONS restricted the generation of hydraulic energy and requested the assistance of independent suppliers (producers with available energy not committed under contracts).

These independent suppliers are paid based on the prices practiced in the wholesale market - MAE, and this cost was apportioned among system generating utilities, in proportion to the guaranteed energy of each. CESP represents approximately 12% of the guaranteed energy in Brazil.

In accordance with the data disclosed by MAE, related to energy for 2001 and 2002, CESP was responsible, in the period from June 2001 to February 2002, for the portion of R$491,772. This amount was recorded as expense and in current liabilities. At the end of 2002, R$245,886 was paid, equivalent to 50% of this total liability.

Since part of this amount, R$420,171, will be recovered from future funds which will be obtained monthly from electric energy distributors under the extraordinary tariff recovery, provided for by Law No. 10,438 of April 26, 2002, this portion was recorded as revenue and in "Other receivables - electricity", R$70,028 of which in current assets and R$350,143 in noncurrent assets.

Of the remaining balance payable, R$194,528 will be paid through funds to be obtained from BNDES, and R$51,358 with CESP's funds. Payment of the remaining 50% will be made after completion of the audit of the MAE transactions, expected for the first half of 2003.

5.2. Spot market energy

Represents the monthly variations, resulting from the amounts processed within the MAE environment, between the commitments assumed by the Company for its market and the other MAE agents, against the actual performance of each member of the system.

In 2002, MAE reprocessed the energy data for 2001 and 2002, which resulted in reversal of liabilities in the amount of R$153,796, related to the so-called MAE/ABRAGE 2001 portions, the payment of which was being challenged by CESP, and in the amount of R$104,591, related to the 2001 spot market energy. Such reversals were credited to operating expenses, in conformity with the provisions of ANEEL Circular No. 155 of January 24, 2003.

The Company's positive variations were treated as revenue and amounted to R$301,221, as follows: R$161,651 through 2001 and R$139,570 for 2002, 50% of which, R$150,610, was paid.

Negative variations from September 2000 to December 2002 amounted to R$231,766, comprised as follows: R$50,569 through 2001 - spot market energy, and R$181,197 related to a repurchase agreement, from March to December 2002, 50% of which, R$88,350, was paid (period from September 2000 to September 2002), with a remaining balance of R$143,416. Payment of remaining balances will be made after completion of the audit of the MAE transactions, expected for the first half of 2003.

CESP continues to request the recognition of credits arising from production gains at the generating units of the Porto Primavera hydroelectric power plant, in accordance with ANEEL Circular No. 28/00, which, from July to December 2001, based on Company calculations, is estimated at R$70 million in its favor.

5.3. Reimbursement agreement

Since CESP directly serves final consumers, these consumers are affected in their tariffs under the extraordinary tariff recovery. Accordingly, CESP's portion as a distributor received the same treatment, and was covered by the Reimbursement Agreement, of which CESP was responsible for R$23,685.

The Reimbursement Agreement establishes that consumers will pay additional amounts which will be repassed from the distributors to the generating companies to enable the latter to meet their obligations with BNDES. It also establishes that the amounts arising from the extraordinary tariff recovery will be in effect for an estimated maximum period of 72 months beginning December 2001. Accordingly, R$23,685 was accounted for as revenue and in "Other receivables - electricity" (R$22,362 in 2001 and R$1,323 in 2002), R$9,172 of which in current assets and R$14,513 in noncurrent assets. As funds are received, they will be transferred to the generating companies; the same amount was recorded as expense in 2001, in current and long-term liabilities, as "Accounts payable - electricity", in the same amounts as those recorded in assets.

6. TEMPORARY CASH INVESTMENTS

	Type of investment	2002	2001
Banco Nossa Caixa S.A.	CDs/CDI	50,595	-

These CDs are linked to interbank deposit rates.

7. ACCOUNTS RECEIVABLE

	2002				2001
	Current	Past due up to 90 days	Past due over 90 days	Total	Total
Consumers:					
Industrial	12,809	-	-	12,809	7,762
Public sector	-	-	19,050	19,050	19,050
	12,809	-	19,050	31,859	26,812
Distributors:					
Electricity purchased	209,610	-	12,605	222,215	336,674
Other	-	-	2,851	2,851	21,061
	209,610	-	15,456	225,066	357,735
Total	222,419	-	34,506	256,925	384,547

The Company has recognized an allowance for doubtful accounts totaling R$36,104, which includes R$27,802 for the risk of loss on realization of receivables from consumers and distributors.

8. OTHER RECEIVABLES

Debtor	Description	2002 Current	2002 Noncurrent	2002 Total	2001 Total
Finance Department of the State of São Paulo	Consolidated credits	87,278	562,994	650,272	498,667
	Financial contract	10,251	-	10,251	19,294
		97,529	562,994	660,523	517,961

8.1. Consolidated credits

Includes R$636,520 from the contract entered into on November 17, 2000, receivable in 120 monthly installments, and R$13,752 from the contract entered into on December 1, 2000, receivable in 48 monthly installments. The amounts under both contracts are restated based on the IGP-M (General Market Price Index), and are subject to 6% interest per year.

8.2. Financial contract

Amounts under the contract entered into on August 6, 1999, repassed monthly to Fundação CESP. This contract is being amortized in 48 monthly installments, restated based on the IGP-M, and subject to 6% interest per year (Note 19.2.).

9. OTHER CREDITS - CURRENT

	2002	2001
Other debtors	9,917	14,153
Electric energy concessionaires	15,016	3,194
EMURB agreement (first installment)	8,087	-
Sale of assets and rights	3,512	2,546
Fundação CESP	-	4,264
Other	2,065	3,511
	38,597	27,668

10. RECOVERABLE TAXES

	2002	2001
Current:		
Income tax (a)	841	32,085
Social contribution tax (b)	1,801	414
ICMS on additions to property, plant and equipment (c)	4,573	3,104
	7,215	35,603
Noncurrent:		
ICMS on additions to property, plant and equipment (c)	8,136	8,702
	15,351	44,305

(a) Income tax credits originating from payments on an estimated basis in 1998 and withholding tax on income from temporary cash investments from 1998 to 2002, updated based on SELIC, the Central Bank overnight rate. The Company used practically all these credits in 2002 to offset monthly PIS and COFINS (taxes on revenue) amounts payable.

(b) Refers to social contribution tax credits originating from payments on an estimated basis in 1998 and 2002, updated based on SELIC.

(c) Refers to ICMS (State VAT) credits on the acquisition of materials and equipment classified in permanent assets, which are recoverable as offsets against monthly payments over 48 months, starting January 1, 2001, pursuant to State Law No. 10,699 of December 19, 2000.

11. RETAINED DEPOSITS AND GUARANTEES - CURRENT ASSETS

	2002	2001
Civil lawsuits	1,986	12,768
Labor lawsuits	6,858	6,373
Tax lawsuits	4,958	4,902
	13,802	24,043

12. DEFERRED TAX CREDITS

The Company, based on analyses related to multiyear operating projections, considering the electric energy wholesale market, the start-up of new energy generating units, and the recovery of the construction cost incurred and to be incurred for the Engenheiro Sérgio Motta power plant, recognized tax credits related to tax loss carryforwards in 2000 and 2001, as well as on temporary differences, based on CVM Resolution No. 273/98.

The recognition of deferred tax credits is supported by financial projections prepared by management for the next ten years, as recommended by the Concession Authorities, aiming at determining the recoverability of tax loss carryforwards and temporary differences. These projections include as basic assumptions the increase in revenue due to the quantity of energy to be made available in the market and future tariff adjustments on energy supplied to distributors, versus the maintenance or reduction of the level of operating and financial expenses, with consequent positive results. These projections are periodically reviewed by management.

On June 27, 2002, the CVM issued Instruction No. 371, establishing new guidelines for the accounting recognition of credits arising from tax losses and temporarily nondeductible expenses. In view of the provisions of this Instruction, the Company did not recognize any assets related to these tax credits generated in 2002, as realization is considered uncertain.

Amounts are as follows:

	2002	2001
Income tax:		
Tax loss carryforwards	1,338,421	543,850
Temporary differences	141,609	72,638
	1,480,030	616,488
Social contribution tax:		
Tax loss carryforwards	401,568	146,649
Temporary differences	29,347	13,283
	430,915	159,932
Allowance for realization of tax credits	(1,134,525)	-
	776,420	776,420

For the year ended December 31, 2002, the financial position of the Company was severely impacted by the approximate 52.3% devaluation of the Brazilian real against the U.S. dollar, to which the majority of its debt is linked. The local currency devaluation resulted from various political and economic uncertainties in the domestic and international environment. Moreover, many uncertainties exist at present with respect to the regulatory environment of the electric energy sector in Brazil as well as for the domestic and international economy. Company management has reassessed its projected results for subsequent years, and concluded that the credits recorded will be realized within ten years, as follows:

Year	Estimated realizable amount
2003	8,758
2004	12,641
2005	33,337
2006	51,333
2007 to 2009	260,439
2010 to 2012	409,912
	776,420

In accordance with tax legislation in force, tax loss carryforwards are available for offset against future taxable income, up to a limit of 30% per year, without expiration (not subject to statute of limitations).

13. PREPAID EXPENSES

	2002	2001
Current:		
Interest on loans (a)	16,894	-
Portion "A" (b)	1,835	5,992
CVA 2002/2003 (c)	3,137	-
Insurance	-	112
	21,866	6,104
Noncurrent:		
Portion "A" (b)	13,044	7,603
	34,910	13,707

(a) Refers to prepaid interest using funds from the released guarantee, under the debt renegotiation with the National Treasury, including R$3,479, for the Brady Plan (FLIRB-C), and R$13,415, from Banco do Brasil - Law No. 7,976/89 (Note 18.1.).

(b) Refers to Portion "A" variations related to nonmanageable costs incurred in 2001, calculated in accordance with Administrative Rule No. 25/02 and ANEEL Resolutions No. 72/02 and No. 90/02. These amounts will be recovered through the Extraordinary Tariff Recovery established by Law No. 10,438 of April 26, 2002.

(c) Refers to Recoverable "Portion A" variations - CVA that will be recovered in the next tariff adjustment for final consumers served directly by CESP, estimated for December 2003.

14. INVESTMENTS

	2002	2001
Minority interest in companies:		
With funds from FINAM	39,815	39,815
Other	6,251	8,785
	46,066	48,600
Other investments	47	47
	46,113	48,647

In the 2001 balance sheet, the amount of "Other investments" was R$1,620, of which R$1,573 was reclassified to noncurrent assets - "Other credits", as required by ANEEL Circular No. 155/03.

15. PROPERTY, PLANT AND EQUIPMENT

	2002			2001	2002
	Total cost	Accumulated depreciation	Net	Net	Average annual depreciation rate - %
In service:					
Generation	20,511,553	(3,424,216)	17,087,337	16,106,847	2.11
Administration	189,342	(86,634)	102,708	109,045	4.19
	20,700,895	(3,510,850)	17,190,045	16,215,892	
In progress:					
Generation	851,449	-	851,449	1,679,975	
Administration	29,616	-	29,616	15,343	
	881,065	-	881,065	1,695,318	
	21,581,960	(3,510,850)	18,071,110	17,911,210	

In accordance with ANEEL Resolution No. 44 of March 17, 1999, the annual depreciation rates applicable to electric energy public service are basically from 2.0% to 7.1% for electricity generation assets, from 2.0% to 5.9% for transmission assets, 10.0% for furniture and fixtures, and 20.0% for vehicles.

Property, plant and equipment classified by type of asset. with additional comments in Notes 15.1. to 15.5., are as follows:

	2002				2001
	Restated cost	Interest and financial charges during construction	Accumulated depreciation	Net	Net
In service:					
Intangibles	130	7	(67)	70	70
Land	611,083	81,552	-	692,635	667,109
Reservoirs, dams and watermains	7,788,088	5,667,070	(2,029,685)	11,425,473	11,225,544
Buildings, civil construction and improvements	1,723,444	899,864	(789,771)	1,833,537	1,554,951
Machinery and equipment	2,805,519	1,103,067	(677,074)	3,231,512	2,760,890
Vehicles	9,393	-	(8,995)	398	1,364
Furniture and fixtures	11,678	-	(5,258)	6,420	5,964
	12,949,335	7,751,560	(3,510,850)	17,190,045	16,215,892
In progress	724,247	156,818	-	881,065	1,695,318
	13,673,582	7,908,378	(3,510,850)	18,071,110	17,911,210

15.1. Financial charges and inflationary effects

In accordance with the Accounting Manual for Electric Energy Public Service (Note 4) and CVM Resolution No. 193 of July 11, 1996, the following amounts were capitalized as construction in progress:

	Generation	
	2002	2001
Financial charges recorded in income	636,562	601,211
Transfer to construction in progress	(14,594)	(23,855)
	621,968	577,356
Inflationary and exchange effects recorded in income	3,709,707	1,319,441
Transfer to construction in progress	(84,579)	(84,831)
	3,625,128	1,234,610

15.2. Construction in progress

CESP is constructing the Engenheiro Sérgio Motta power plant in the Paraná River basin, with the following characteristics:

Total estimated capacity - MW	1,540
Number of generating units	14
Beginning of construction	1980
First unit in operation	1999
Units in operation - December 31, 2002	13
Amount transferred to "In service" through December 31, 2002 (R$)	13,699,321

15.3. Expropriation

Certain properties required for the implementation of the Company's projects, specifically those necessary for the construction of dams and transmission lines, have been expropriated pursuant to specific legislation and are subject to compensation, negotiation and settlement with their owners. In cases where it is difficult to estimate costs precisely because of the time required to obtain court decisions or because of the unpredictable results of out-of-court negotiations, the Company capitalizes the cost of the expropriation as part of property, plant and equipment at the end of the process. In processes in which such prediction is possible, the Company accrues the cost of such expropriations as a part of property, plant and equipment, in addition to making escrow deposits recorded in construction in progress as guarantees for the lawsuits.

As of December 31, 2002, the Company has an accrual of R$144,005 for costs related to such expropriations (Note 22).

15.4. Concession law

In accordance with the legislation for Public Service Concessions, regulated by Laws No. 8,987/95 and No. 9,074/95, CESP has requested from ANEEL an extension of the periods for the Company's concessions for generation of electric energy. This extension, for an additional 30 years considering CESP as an independent producer of energy, must be formalized by the Ministry of Mines and Energy, which will allow the concession contracts to be signed, in accordance with Decree No. 1,717/95, in case the control of the Company is transferred to the private sector, as provided in the State Privatization Program (PED). Should the Company be withdrawn from PED, the renewal will be granted to CESP as a concessionaire of power generation public service, for 20 years.

The generating facilities of CESP are as follows:

Generating facilities

Basin	Power plant	Total operating units	Installed capacity - MW	Guaranteed energy average - MW (1)	Placed in service (2)
Paraná	Ilha Solteira (3)	20	3,444	1,962	07.18.73
	Jupiá	14	1,551	1,007	04.14.69
	Três Irmãos (4)	5	808	-	11.28.93
	Engenheiro Sérgio Motta	13	1,430	1,017	01.23.99
Paraíba	Jaguari	2	28	9	05.05.72
	Paraibuna	2	85	43	04.20.78
			7,346	4,038	

(1) Energy available in the integrated system plants, based on a predetermined 5% risk factor for service.

(2) First generating units.

(3) Energy guaranteed for Três Irmãos is included for Ilha Solteira.

(4) Located on the Tietê river, but for operating purposes is part of the Urubupungá complex, located in the Paraná river basin.

15.5. Properties linked to the concession

In accordance with articles 63 and 64 of Decree No. 41,019 of February 26, 1957, assets and installations used in the generation, transmission and distribution of electric energy are linked to these services and cannot be retired, sold or pledged in guarantee without the prior written approval of ANEEL. ANEEL Resolution No. 20/99 regulates the Electric Energy Utility Concession assets, giving prior authorization for not restricting assets not tied to the concession, when intended for sale, and determining that the proceeds from the sale be deposited in a restricted bank account and invested in the concession.

16. TAXES PAYABLE

	2002	2001
Current:		
COFINS (tax on operating revenues)	5,068	24,855
PIS (tax on revenue)	1,789	9,401
ICMS (State VAT)	4,478	5,648
Income tax on remittances abroad	15,605	8,425
Payroll charges - Company	1,965	2,112
Taxes and social charges - service providers	457	548
	29,362	50,989
Long term:		
Deferred income tax (6% rate)	8,680	11,318
	38,042	62,307

17. TAXES PAYABLE - REFIS (TAX RECOVERY PROGRAM)

The Company opted for the REFIS on April 28, 2000, and declared its total tax debts to the Federal Revenue Service and the National Social Security Institute (INSS) on June 30, 2000. More favorable conditions for debt amortization, such as extending payment terms and changing the index used (from SELIC to the long-term interest rate - TJLP), were key factors leading to the Company's option for REFIS.

Tax debts included in the program are as follows:

	Principal	Interest and fines	Tax credits	Total	Restatement TJLP	Amortization	Balance as of December 31, 2002	Balance as of December 31, 2001
Social contribution tax	32,811	95,979	(70,069)	58,721	13,877	(13,490)	59,108	65,402
FINSOCIAL	1,629	6,440	(4,701)	3,368	796	(773)	3,391	3,796
Corporate income tax contingency - 1998	5,389	4,099	(2,992)	6,496	1,535	(1,492)	6,539	6,923
Social contribution tax contingency - 1998	2,464	1,874	(1,368)	2,970	702	(682)	2,990	3,166
PIS contingency	17,858	7,417	(5,415)	19,860	4,693	(4,563)	19,990	20,923
INSS assessment (a)	87,435	100,332	(73,246)	114,521	27,064	(26,309)	115,276	137,651
Income tax on indemnities	27,203	31,175	(22,759)	35,619	8,417	(8,183)	35,853	38,379
	174,789	247,316	(180,550)	241,555	57,084	(55,492)	243,147	276,240

(a) In 2002, the Company reversed R$30,358 (R$6,093 for principal and R$24,265 for interest and fines) after receiving notice from the INSS, presenting the final tax assessment amounts, a process that was also recorded by the INSS with the Program, in the REFIS account.

Of the total balance as of December 31, 2002, R$218,359 is classified in long-term liabilities.

The Company used its own tax loss carryforwards amounting to R$180,550 to amortize interest and fines.

For the aforementioned debts included in the program, the Company pledged real estate (not linked to generation of electric energy) in guarantee.

In view of the fixed nature of the financial charges on monthly installments due, as of December 31, 2002, the present value of these tax debts amounts to R$177,551, calculated based on revenue projections, considering, among other factors, the beginning of operations of new generating units at the Engenheiro Sérgio Motta power plant, tariff adjustments and the electric energy wholesale market. A restatement of the total debt based on the long-term interest rate (estimated at 10.0% per year) was also considered. As a result, the total debt is expected to be repaid over approximately 12 years. In compliance with CVM Instruction No. 346 of September 29, 2000, the Company opted not to record the adjustment to present value.

For the period from April 2000 to December 2002, the Company paid R$55,492 for its REFIS obligations, at 1.2% of its monthly revenues.

The essential condition for maintaining the REFIS program is the prompt payment of the obligations.

18. LOANS AND FINANCING

18.1. Composition

	2002			2001		
	Accrued interest and charges	Principal		Accrued interest and charges	Principal	
		Current portion	Long term		Current portion	Long term
Foreign currency:						
Financial institutions (1)	41,474	231,591	2,725,063	43,145	212,477	2,853,427
BNDES (2)	69,577	-	1,952,680	-	-	-
Medium-term notes (3)	105,831	-	2,428,246	52,604	-	1,804,966
Banco do Brasil S.A. (4)	568	251,330	1,507,979	653	165,054	1,155,379
Eletrobrás	1,164	13,478	21,814	657	4,103	19,101
CPFL (5)	289	36,177	235,152	592	23,758	178,188
Other institutions	190	963	17,362	205	557	12,333
	219,093	533,539	8,888,296	97,856	405,949	6,023,394
Local currency:						
Financial institutions (6)	1,895	55,298	283,672	2,019	24,494	275,555
BNDES (7)	-	30,639	153,119	-	-	-
Eletrobrás	-	6,023	71,280	-	206	3,356
Debentures (8)	-	35,661	787,053	-	-	264,160
Electric energy term certificates (9)	-	587,819	343,256	-	483,763	499,238
	1,895	715,440	1,638,380	2,019	508,463	1,042,309
	220,988	1,248,979	10,526,676	99,875	914,412	7,065,703

In 2001, the above summary included a debt agreement with Fundação CESP in the amount of R$159,076, which was reclassified to "Employee pension plan" (Note 20), to consolidate, in the same note and caption, the agreements with Fundação CESP that partially cover the Company's liabilities with that entity, as required by CVM Resolution No. 371/00.

(1) Of the principal amount, R$383,170 refers to loans indexed in other currencies (SwFr and Euro) with interest rates varying from 3.50% to 8.49% per year, resulting in an average of approximately 5.62% per year.

The remaining balance of R$2,573,484 is part of the Brazilian foreign debt restructuring, concluded on April 15, 1994, within the context of the Brady Plan, and is composed as follows:

Bond type	Year: Maturity (b)	Year: Grace period	Amortization	Interest (% per year)	Balance as of December 31, 2002
Debt Conversion Bond	18	10	17 semiannual installments	Semiannual LIBOR + 7/8	930,756
New Money Bonds (a)	15	7	17 semiannual installments	Semiannual LIBOR + 7/8	173,272
Temporary Interest Reduction Bond - FLIRB (a)	15	9	13 semiannual installments	5th and 6th years - 5.00 7th year - LIBOR + 13/16 - semiannual	175,851
Capitalization Bond (a)	20	10	21 semiannual installments	5th and 6th years - 5.00 7th year - 8.00	1,026,510
EI-Bond (Interest Bonds) (a)	12	3	19 semiannual installments	Semiannual LIBOR + 13/16	267,095
					2,573,484

(a) Guaranteed by the São Paulo State Government.

(b) Starting April 15, 1994.

(2) The amount of R$1,952,680, equivalent to US$552,650,000, relates to an agreement made with BNDES on September 2, 2002, the principal of which will be amortized starting on April 15, 2005 in 88 installments payable every two months and adjusted by the UMBNDES index plus a spread of 1.91% per year and a mismatch rate of 0.95% per year, due beginning April 15, 2003.

This is a barter agreement, consisting of debt previously renegotiated under the Brady Plan, related to Par Bonds in the amount of US$325,516,000 and Discount Bonds of US$227,134,000, which in the previous year were classified as "Financial institutions - foreign currency".

(3) This caption refers to three international market operations. The first, with a remaining balance of R$98,021, refers to medium-term notes, issued in June 1997, in an original amount equivalent to US$300 million, subject to fixed annual interest of 9.125% in the first five years and 9.625% for the next five years. Final maturity of these notes was to be in June 2007; however, the holders of such notes exercised their put option in June 2002. CESP fully paid the put option exercised by 90.7% of the investors on June 26, 2002, in the amount of R$759,906.

The amount of R$1,800,230 related to the second placement refers to the Euro-medium term note program in an amount equivalent to US$500 million; placement in the international market was concluded in February 2001.

Funding was carried out in two tranches:

a) The first tranche, placed on February 12, 2001, in the amount of US$300 million, subject to semiannual interest of 10.50% per year, and principal maturing on March 5, 2004.

b) The second tranche, placed on February 20, 2001 in Euros, in the amount of 200 million, subject to annual interest of 9.75%, and principal maturing on February 27, 2004.

The funds from this operation were used in full to redeem the bonds placed in the German market on May 6, 1996.

The balance related to the third placement, in the amount of R$529,995, refers to funding of US$150 million, obtained on May 9, 2002, under the Euro-medium term note program, unsecured, subject to annual interest of 9% in the first year and 11.5% thereafter, with final maturity in May 2005, providing for advance redemption in May 2003, by the investors.

All the notes are subject to restrictive clauses which limit the Company pledging its assets, in total or in part, in guarantee of debt with third parties, preclude "Sale and Leaseback" contracts, and require compliance with certain economic and financial ratios. In the event of noncompliance with such ratios for three consecutive quarters, the Company must redeem the notes within 30 days. The Company has complied with the ratio requirements.

(4) Consists of a "Debt Refinancing Agreement" signed by the Company on March 25, 1994 with Banco do Brasil S.A., in which US$1,067,000,000 was refinanced for a 16-year period, with payments starting on June 30, 1995, subject to interest based on LIBOR plus 0.8125% per year.

(5) Consists of the recoverable rate deficit (CRC) of CPFL transferred to CESP, updated based on the U.S. dollar exchange rate, payable in semiannual installments through 2010 and subject to interest based on 50% of LIBOR plus 0.40625% per year.

(6) Consists principally of loans from BNDES, payable through March 2014, indexed based on the TJLP and the IGP-M, and subject to annual interest at 8.40%.

Also includes a loan obtained in March 2002 from Banco ABC Brasil S.A., at monthly interest of 0.4%, payable over 12 months beginning April 2003, with a balance of R$35,854.

(7) Refers to a financing agreement, signed on December 23, 2002 with BNDES, payable in 60 months beginning March 2003, at annual interest of 1% (as "spread") above SELIC.

Funds obtained were used exclusively to pay 50% of the spot market energy credits and debts related to electricity from independent suppliers and spot market energy, under the rationing program (Note 5).

(8) Refers to the 8th and 9th issues of simple debentures, the initial negotiations of which occurred on July 18, 2001 and July 1, 2002, respectively.

Issue			Redemption		Interest			
No.	Date	Series	Starting	Ending	(% per year)	Remuneration	Interest payment	Balance as of 12.31.02
8th	04.01.01	18	11/03	04/05	2.00	CDI	Monthly	320,892
9th	02.01.02	18	09/04	02/06	2.00	CDI	Monthly	501,822
								822,714

Funds obtained were used exclusively to pay subcontractors and suppliers of equipment for the Engenheiro Sérgio Motta power plant.

(9) The 5th, 6th, 7th and 8th issue term certificates (CTEEs) are securities, the sole objective of which is to raise funds to finance construction and supply equipment for electric energy generation for the Engenheiro Sérgio Motta power plant (Porto Primavera).

Issue				Redemption		Remuneration (*)		Balance as of	
No.	Date	Quantity	Series	Starting	Ending	Physical redemption	Financial redemption	12.31.02	12.31.01
5th	05.01.98	2,415,312	36	06/00	05/03	Tariff class B3 (ELEKTRO)	ANBID rate + 2% interest	114,097	301,184
6th	03.01.00	2,417,160	24	10/01	09/03	Tariff class B3 (CPFL)	CDI + 2% interest	234,993	429,791
7th	02.01.01	1,214,700	12	03/03	02/04	Tariff class B3 (CPFL)	CDI + 2% interest	286,475	252,026
8th	03.01.02	1,205,031	18	10/04	02/06	Tariff class B3 (CPFL)	CDI + 2.5% interest	295,510	-
								931,075	983,001

(*) The higher between the two indices.

The redemption grace period for the 5th, 6th, 7th and 8th issues is 24, 18, 24 and 30 months, respectively.

18.2. Composition of foreign currency loans - principal amount (all amounts in thousands)

	2002			2001		
Currency	R$	US$ (equivalent)	%	R$	US$ (equivalent)	%
US$	8,298,425	2,348,633	88.08	5,701,724	2,457,216	88.68
SwFr	47,977	13,578	0.51	25,877	11,152	0.40
Euro	1,075,433	304,371	11.41	701,742	302,423	10.92
	9,421,835	2,666,582	100.00	6,429,343	2,770,791	100.00

18.3. Maturities of the principal of long-term loans and financing as of December 31, 2002 (all amounts in thousands)

	Foreign currency		Local currency	Total
	US$ (equivalent)	R$	R$	R$
2004	721,045	2,547,669	494,598	3,042,267
2005	364,671	1,288,494	671,307	1,959,801
2006	207,103	731,756	173,447	905,203
2007	205,724	726,885	68,444	795,329
2008	179,829	635,390	37,817	673,207
After 2008	837,207	2,958,102	192,767	3,150,869
	2,515,579	8,888,296	1,638,380	10,526,676

18.4. Increase in principal currencies and indexes (in relation to the Brazilian real) (%)

	%	
	2002	2001
US$	52.27	18.67
SwFr	83.01	14.88
Euro	79.35	12.05
TR	2.80	2.29
IGP-M	25.31	10.38

19. ACCOUNTS PAYABLE

Creditor	Description	2002 Current	2002 Long term	2002 Total	2001 Total
Eletrobrás	Energy supplied by Itaipu, transmission charges and self-generated energy	16,002	150,690	166,692	134,357
Fundação CESP	Financing contract	10,251	-	10,251	19,294
		26,253	150,690	176,943	153,651

19.1. Eletrobrás

Refers to the balance of the contract for the financing of purchases of energy, payable in 168 monthly installments beginning June 15, 1999. The balance due is monetarily restated based on the IGP-M index and is subject to annual interest of 10%, payable monthly.

19.2. Fundação CESP

Refers to the balance of the financing contract, entered into on August 6, 1999, referring to payments of benefits defined by Law No. 4,819/58, payable in 48 monthly installments, monetarily restated based on the IGP-M index, plus annual interest of 6% (Note 8.2.).

In 2001, the above summary included two contracts with Fundação CESP in the amounts of R$454,523 and R$1,574, which were reclassified to "Employee pension plan" (Note 20), to consolidate, in the same note and caption, the agreements with Fundação CESP that partially cover the Company's obligations with that entity, in conformity with CVM Resolution No. 371/00.

20. EMPLOYEE PENSION PLAN

	2002 Current	2002 Long term	2002 Total	2001 Total
Supplementary proportional settled benefit - BSPS:				
CESP employees	37,174	517,342	554,516	454,523
Fundação CESP employees	999	-	999	1,574
Debt agreement	54,481	100,967	155,448	159,076
	92,654	618,309	710,963	615,173

20.1. Supplementary proportional settled benefit - BSPS

Refers to the remaining balance of the contract for coverage of the actuarial deficit of Fundação CESP through October 31, 1997, relating to the supplementary proportional fixed benefit (BSPS). This balance is being amortized in 240 monthly installments starting December 30, 1997, restated based on the General Price Index (IGP-DI), plus annual interest of 6%, which in 2002 totaled 30.71% and in 2001 totaled 17.70%. The Company made the adjustments related to the actuarial cost variations through the balance sheet date.

20.2. Debt agreement

Refers to the balance of a contract effective December 30, 1997, to be amortized in 96 monthly installments, restated based on the Reference Rate index (TR), plus interest of 8% per year. The Company makes adjustments related to the actuarial cost variation (IGP-DI plus annual interest of 6%) at yearend.

In the 2001 financial statements, these balances were classified as "Accounts payable" and "Loans and financing". As required by CVM Resolution No. 371/00, such amounts were consolidated in one caption.

21. REGULATORY CHARGES PAYABLE

	2002	2001
Current:		
Global reserve for reversion quota (RGR):		
Installments - 1997 and 1998 (1)	1,357	16,279
Installments - 1999	-	966
Installments - 2000 (2)	84	919
Monthly quota	3,925	3,548
Quota difference - 2001 (3)	18,693	18,782
Quota difference - 2002 (3)	5,606	-
Compensation for use of water resources	11,476	7,532
Fuel usage quota (CCC)	1,494	1,258
Inspection fee - ANEEL	609	527
	43,244	49,811
Long term:		
Global reserve for reversion quota (RGR) - 1997 and 1998 (1)	-	1,357
	43,244	51,168

(1) ANEEL Decision No. 43 of February 1, 2000 established payment in 36 monthly installments.

(2) ANEEL Decision No. 124 of March 7, 2002 established payment in 11 monthly installments.

(3) Differences in 2001 and 2002 payments. The form of payment will be decided by ANEEL.

22. RESERVES FOR CONTINGENCIES

The Company is party to certain lawsuits in various courts involving tax, civil and labor matters. Management, based on the opinion of its legal counsel, recognized a reserve for the lawsuits the unfavorable outcome of which is considered possible.

Composition of reserves is as follows:

	2002			2001		
	Reserve			Reserve		
	Change in year	Balance	Escrow deposits	Change in year	Balance	Escrow deposits
Current liabilities:						
Labor:						
Various	16,212	29,[illegible]	6,858	5,040	13,391	6,373
Hazard exposure	-	11,296	-	-	11,296	-
	16,212	40,899	6,858	5,040	24,687	6,373
Civil:						
Consumers (DNAEE Ordinances No. 38/86 and No. 45/86)	-	13,239	-	-	13,239	-
Various	(6,818)	7,547	1,986	7,794	14,365	12,768
	(6,818)	20,786	1,986	7,794	27,604	12,768
Expropriation and indemnities:						
Various (Note 15.3.)	(12,366)	144,[illegible]	97,049	(32,784)	156,371	117,739
Tax:						
COFINS (1)	(88.581)		-	54,161	88,581	-
Various	4,958	4,958	4,958	-	-	4,902
	(83,623)	4,9[illegible]	4,958	54,161	88,581	4,902
	(86,595)	210,[illegible]	110,851	34,211	297,243	141,782
Long-term liabilities:						
Tax:						
COFINS (1)	217,664	217,664	-	-	-	-
Total	131,069	428,[illegible]	110,851	34,211	297,243	141,782

(1) In July 1999, CESP started to pay COFINS on billings at the rate in force of 3%, but continues challenging in court the constitutionality of the inclusion of financial and nonoperating revenues in the calculation basis. The Company obtained an injunction from the 16th São Paulo District Federal Court, with a favorable sentence for the payment as defined by Supplementary Law No. [illegible], that is, only on billing. The Company has accrued the unpaid amounts plus applicable interest. The balance relating to such challenges began to be presented in long-term liabilities beginning 2002.

Company management, based on the opinion of legal counsel, believes that there are no significant future risks not covered by reserves in sufficient amounts in its financial statements or risks which may significantly impact its cash flows.

23. OTHER CURRENT LIABILITIES

	2002	2001
Advances for pre-sale of electricity	18,423	23,277
Fundação CESP	12,539	10,527
Other	5,622	4,857
	36,584	38,661

24. SHAREHOLDERS' EQUITY

24.1. Capital

Paid-up capital of R$2,655,433 is divided into 48,541,652,000 common shares and 45,156,610,000 preferred shares. The authorized capital stock of CESP is 101,653,775,000 shares, 52,663,113,000 common and 48,990,662,000 preferred, all registered and without par value.

CESP's principal shareholders as of December 31, 2002:

	Thousands of shares					
	Common	%	Preferred	%	Total	%
São Paulo State Government and related companies:						
Secretaria de Estado dos Negócios da Fazenda	29,377,531	60.52	6,321,277	14.00	35,698,808	38.10
Banco Nossa Caixa S.A.	5,136,117	10.58	7,686,364	17.02	12,822,481	13.69
Companhia do Metropolitano de São Paulo - METRÔ	1,323,627	2.73	-	-	1,323,627	1.41
Other	82,933	0.17	-	-	82,933	0.09
	35,920,208	74.00	14,007,641	31.02	49,927,849	53.29
Other:						
Banco do Estado de São Paulo S.A. - BANESPA	6,123,203	12.61	13,016,825	28.83	19,140,028	20.43
Centrais Elétricas Brasileiras S.A. - Eletrobrás	37,634	0.08	6,664,527	14.76	6,702,161	7.15
BNDES Part. S.A. - BNDESPAR	-	-	1,334,858	2.96	1,334,858	1.42
Cypress Corporation	707,824	1.46	119,000	0.26	826,824	0.88
Employee pension fund - Banco do Brasil S.A.	296,439	0.61	260,960	0.58	557,399	0.60
Unibanco - União de Bancos Brasileiros	170,000	0,35	-	-	170,000	0.18
The Bank of New York - ADR Department	-	-	261,724	0.58	261,724	0.28
Inst. Infraero Soc. Infraprev.	-	-	115,400	0.25	115,400	0.12
Bradesco Previdência	186,140	0.38	-	-	186,140	0.20
IBM pension fund	-	-	112,440	0.25	112,440	0.12
Other	5,100,204	10.51	9,263,235	20.51	14,363,439	15.33
	48,541,652	100.00	45,156,610	100.00	93,698,262	100.00

24.2. Reserves

	2002	2001
Capital reserves:		
Premium on share subscriptions	10,373	10,373
Interest on assets formed with Company's own capital	34,297	34,297
Interest on construction in progress (a)	4,937,750	4,937,750
Grants and subsidies for investment	29,106	29,106
CRC subsidies for investments	429,396	429,396
Tax incentives - FINAM/FINOR	101,197	101,197
	5,542,119	5,542,119
Income reserves:		
Legal reserve	-	198,919
Statutory reserves (b)	-	231,912
Unrealized profit reserve (c)	-	968,608
Special reserve for dividends - common shares - 1999 (d)	-	137,568
	-	1,537,007

(a) Interest on construction in progress: credits resulting from the capitalization of financial charges, calculated through December 31, 1998, based on internal funds used during construction, applied to construction in progress and which may only be used for capital increases.

(b) Statutory reserves: recorded at the rate of 20% of net income, after computation of the legal reserve and interest on capital, for 1997, 1998 and 1999.

(c) Unrealized profit reserve: results from monetary restatement credited to income (through 1995). This reserve is realized in the same proportion as depreciation and amortization of property, plant and equipment. Upon realization, the related amount is transferred to retained earnings.

(d) Special reserve for dividends: the Annual Shareholders' Meeting which began on April 25, 2000 and ended on May 5, 2000, approved the allocation of adjusted net income for the year ended December 31, 1999, as follows: (i) dividends payable on preferred shares in three equal installments in September, October and November 2000, and (ii) recognition of a special reserve for the portion of profits not distributed as dividends on common shares, in conformity with paragraphs 4 and 5 of article 202 of Law No. 6,404/76. Also, based on the provisions of article 196 of Law No. 6,404/76 and CVM Instruction No. 59/86, the shareholders approved the retention of the remaining profit in retained earnings, based on the requirements for funds as stated in the Company's budget for 2000, approved at the same Shareholders' Meeting.

As approved at the Annual Shareholders' Meetings on April 25, 2001 and on April 29, 2002, this reserve was maintained, based on the same rationale presented at the time of its recognition.

24.3. Allocation of results

Management will propose, to the Annual Shareholders' Meeting, the absorption of part of the net loss for 2002 (after realization of unrealized profit reserve) from existing retained earnings and income reserves, based on article 189 of Law No. 6,404/76, and of the special reserve for dividends, based on article 202, of the same Law, as follows:

	2002
Net loss for the year	(3,417,524)
Realization of unrealized profit reserve	63,481
Adjusted net loss	(3,354,043)
Offset of loss by:	
Retained earnings	161,814
Unrealized profit reserve	905,127
Special reserve for dividends	137,568
Statutory reserves	231,912
Legal reserve	198,919
	1,635,340
Remaining balance of accumulated deficit	1,718,703

25. RELATED-PARTY TRANSACTIONS

The Company has various related-party transactions. The principal transactions are as follows:

	Secretaria de Estado dos Negócios da Fazenda (State of São Paulo)		Banco Nossa Caixa S.A.	Eletrobrás		Fundação CESP	
	2002	2001	2002	2002	2001	2002	2001
Assets:							
Current assets:							
Temporary cash investments	-	-	50,595	-	-	-	-
Accounts receivable	97,529	20,661	-	-	-	-	-
Noncurrent assets:							
Accounts receivable	562,994	497,300	-	-	-	-	-
	660,523	517,961	50,595	-	-	-	-
Liabilities:							
Current liabilities:							
Loans and financing	-	-	-	20,665	4,966	-	-
Accounts payable	-	-	-	16,002	11,769	10,251	11,576
Employee pension plan	-	-	-	-	-	92,654	70,870
Long-term liabilities:							
Loans and financing	-	-	-	93,094	22,457	-	-
Accounts payable	-	-	-	150,690	122,588	-	7,718
Employee pension plan	-	-	-	-	-	618,309	544,303
	-	-	-	280,451	161,780	721,214	634,467

25.1. Effect on income

	2002	2001
Financial income:		
Temporary cash investments (Note 6)	3,335	-
Accounts receivable (Note 8)	166,389	84,764
	169,724	84,764
Financial charges and monetary variations:		
Loans and financing (Note 18)	(17,649)	(7,696)
Accounts payable (Note 19)	(45,928)	(25,536)
Employee pension plan (Note 20)	(35,840)	(84,663)
	(99,417)	(117,895)
Operating expenses:		
Employee pension plan (Note 20)	(151,829)	-
	(81,522)	(33,131)

26. OPERATING REVENUES, ELECTRICITY PURCHASED AND USE OF ELECTRIC ENERGY NETWORK

26.1. Tariff adjustments for supply and sale of electric energy

CESP, together with electric energy distribution concessionaires (Eletropaulo, Bandeirante, CPFL and ELEKTRO), and ANEEL started negotiations to agree on specific dates for tariff adjustments. This process started in May 2000 and resulted in changing the tariff adjustment dates for CESP's supply of electric energy.

In 2001 and 2002, CESP's tariff adjustments were made on the following dates:

Distributors supplied	Adjustment date	ANEEL Resolution No.	Adjustment - %
CPFL (rescheduling)	04.08.01	119 of 04.05.01	8.88
Eletropaulo	07.04.01	252 of 07.02.01	13.35
ELEKTRO (rescheduling)	08.07.01	315 of 08.06.01	13.57
Bandeirante/Piratininga	10.11.01	417 of 10.09.01	11.58
CPFL	04.08.02	190 of 04.05.02	8.48
Eletropaulo	07.04.02	371 of 07.03.02	8.42
ELEKTRO (new rescheduling)	08.27.02	449 of 08.26.02	10.27
Bandeirante/Piratininga (new rescheduling)	10.23.02	558 of 10.18.02	13.20

Supply tariffs were adjusted at the rate of 23.10%, effective December 15, 2002, based on ANEEL Resolution No. 685 of December 12, 2002.

26.2. Energy sales

	Quantities MWh (unaudited)		Amounts (R$)	
	2002	2001	2002	2001
Sales to final consumers:				
Industrial	1,879,614	1,860,176	140,892	101,965
Extraordinary tariff recovery	-	-	(11,997)	17,132
	1,879,614	1,860,176	128,895	119,097
Sales to distributors:				
Own generation/other:				
Eletropaulo	11,434,638	11,593,367	656,267	598,483
Bandeirante	2,989,132	5,266,169	173,595	270,302
CPFL	6,653,553	6,746,347	370,608	345,000
ELEKTRO	5,769,278	5,848,911	281,311	254,874
Piratininga	2,983,377	789,497	172,557	43,651
Other	1,443,666	1,367,691	82,082	69,928
	31,273,644	31,611,982	1,736,420	1,582,238
Wholesale Energy Market (MAE):				
Spot market energy: 2000 - partial reversal	-	-	(1,698)	(2,933)
Spot market energy: 2001 and adjustment	-	-	21,555	153,055
Spot market energy: 2002	-	-	119,713	-
	-	-	139,570	150,122
Electricity from independent suppliers:				
2001	-	-	(21,056)	422,707
2002	-	-	40,882	-
Reimbursement agreement	-	-	1,323	-
	-	-	21,149	422,707
Total sales	33,153,258	33,472,158	2,026,034	2,274,164

26.3. Energy purchased and use of electric energy network

	Quantities MWh (unaudited)		Amounts (R$)	
	2002	2001	2002	2001
Resale:				
Itaipu (1):				
Contracts	395,211	396,899	39,558	31,727
Transmission charges	-	-	1,332	1,259
Surplus energy	29,819	20,997	61	22
	425,030	417,896	40,951	33,008
Spot market (2):				
Bilateral contracts	-	146,291	-	20,879
Repurchase agreement	-	-	181,197	-
Other	-	58,510	3,245	3,543
	-	204,801	184,442	24,422
Wholesale Energy Market (MAE) (3):				
Spot market energy - 2001	-	-	(104,591)	145,170
MAE/ABRAGE portions 2001	-	-	(153,796)	153,796
	-	-	(258,387)	298,966
Electricity from independent suppliers (4):				
Allocation - 2001	-	-		465,548
Reversal - 2001	-	-	(11,418)	-
Allocation - 2002	-	-	60,004	-
Reimbursement agreement	-	-	1,323	-
	-	-	49,909	465,548
Use of electric energy network (5):				
CTEEP (connection)	-	-	16,461	14,865
Basic network	-	-	17,509	15,496
	-	-	33,970	30,361

The amounts of energy sold and purchased are linked to:

(1) ITAIPU

a) Contracts and transmission: energy from Itaipu equivalent to 57 MW, on average, to meet the needs of small distributors.

b) Surplus energy: determined based on quantities effectively measured and prorated as a function of established quotas.

(2) Spot market

Bilateral contracts: negotiated between CESP and others in the sector to reduce negative exposure.

The amount of R$181,197 refers to a repurchase agreement for the period from March to December 2002.

(3) Wholesale Energy Market (MAE)

MAE billing and closing: including accrued amounts for 2001 and 2002, and reflecting the data reprocessed for the period from September 2000 through September 2002.

(4) Electricity from independent suppliers

Additional cost incurred during the rationing period (June 2001 to February 2002).

(5) Use of electric energy network

Charges for connection and basic network based on amounts established by ANEEL Resolutions No. 358 and No. 359/02.

27. FINANCIAL INCOME (EXPENSE) AND NET MONETARY AND EXCHANGE VARIATIONS

	2002	2001
Financial income:		
Income from temporary cash investments	3,335	41,919
Restatement of receivables (Note 8)	166,389	84,764
Restatement of retained deposits (collateral and deposits)	-	8,256
Late-payment fines and interest - energy bills	1,534	10,310
Gain on purchase of foreign currency	-	6,705
Interest on capital/dividends	1,347	945
Other	545	1,119
	173,150	154,018
Financial expense:		
Debt charges:		
In foreign currency	(608,799)	(543,676)
In local currency	(66,679)	(55,236)
	(675,478)	(598,912)
Other:		
Charges on past-due taxes	(64,138)	(32,109)
Eletrobrás agreement	(14,237)	(12,217)
Fundação CESP agreement	(35,840)	(26,656)
CPMF (tax on bank transactions)	(13,335)	(15,959)
COFINS on financial income	(75,797)	(45,196)
PIS on financial income	(17,650)	(9,793)
Tax on financial transactions	(6,488)	(8,154)
Other	(3,399)	(3,284)
	(230,884)	(153,368)
Net monetary and exchange variations:		
In foreign currency	(3,374,698)	(1,054,077)
In local currency	(207,232)	(185,994)
	(3,581,930)	(1,240,071)

28. NONOPERATING EXPENSE

	2002	2001
Charitable contributions - Children's Institute	(6,300)	(4,746)
Indemnities	(24,684)	(9,046)
Reversal of taxes - REFIS (Note 17)	30,358	-
Other, net	(9,632)	6,449
	(10,258)	(7,343)

29. PENSION AND RETIREMENT PLANS AND OTHER EMPLOYEE BENEFITS

The Company sponsors supplementary pension and retirement benefit plans, which are administered by a separate nonprofit foundation, Fundação CESP.

29.1. Plans "B" and "B1" - Retirement Supplementation

The Company sponsors this plan, regulated by Law No. 6,435 of July 15, 1977, which grants participants the right to supplemental retirement and pension benefits determined by the financial capitalization method, under which the present value of actuarial future benefits, less the present value of future contributions, determines the mathematical reserves required.

CESP, through negotiations with representatives of the employees' unions, restructured the plan in 1997, to allow settlement of the pension plan deficit and reduce the risk of future deficits.

Due to the settlement of Supplementary Proportional Fixed Benefits (BSPS) (Note 20), Plan B1 was created, which replaced Plan B. The new plan was effective January 1, 1998.

The funding of this plan is from equal contributions by the Company and the employees. Costing rates are periodically reviewed by independent actuaries.

The sponsor's contribution to the plan in 2002 was 9.53% (8.08% in 2001) of the present contribution salaries.

The benefits under former Plan B are identical for vested participants. In the case of nonvested participants, the corresponding reserves were settled by the sponsor on December 31, 1997 and the benefits will be paid to the participants as lifetime income from the date of their retirement. The balance of the BSPS is indexed based on the IGP-DI, published by Fundação Getúlio Vargas, through the date payments begin. Thereafter, the benefits will be adjusted using the same index, on the same dates as official social security benefits are adjusted.

Additionally, CESP provides other benefits to its employees, including medical and dental care, also administered by Fundação CESP.

29.2. CVM Resolution No. 371/00 - pension plan accounting

Through to December 31, 2000, the Company followed the accounting practice of recording in its financial statements its commitments related to actuarial deficits in pension plans for its employees. With the enactment of CVM Resolution No. 371 of December 13, 2000, the Company elected to recognize the liability adjustment related to these plans directly in shareholders' equity as of December 31, 2001, the effect of which was a credit of R$17,051.

In the actuarial valuation of the plans, the Company adopted the projected unit credit method, including the plans' assets as of December 31, 2002.

The status of the Company's plans as of December 31, 2002, for risk of death and disability of participants, as well as other information required by CVM Resolution No. 371/00, are as follows:

a) Reconciliation of assets and liabilities

	2002	2001
Fair value of assets	1,301,270	998,358
Total actuarial liabilities	2,006,900	1,646,407
Unrecognized gains	66,984	-
Actuarial surplus	-	17,051
Liabilities recognized in the balance sheet	638,648	630,998

b) Expense recognized in the statement of income

	2002
Cost of service	3,182
Interest	479,858
Expected return on assets	(329,218)
Employees' contributions	(1,993)
	151,829

c) Changes in actuarial liabilities

	2002
Discounted present value of net actuarial liabilities (12.31.01)	1,646,407
Cost of service	3,182
Interest	255,852
Actuarial loss	224,006
Benefits paid	(122,642)
Change from defined contribution to defined benefit	95
Discounted present value of net actuarial liabilities (12.31.02)	2,006,900

d) Changes in assets

	2002
Fair value of assets (12.31.01)	998,358
Company contributions	94,248
Employees' contributions	1,993
Return on investments	329,218
Benefits paid	(122,642)
Change from CD to BD	95
Fair value of assets (12.31.02)	1,301,270

e) Projected expenses for 2003

	2003
Cost of service	3,142
Interest	277,062
Expected return on assets	(202,217)
Expected employees' contributions	(1,963)
Total	76,024

f) Actuarial assumptions

	2002	2001
Rate used for present value discount of actuarial liabilities	15.54%	15.54%
Expected return on plan assets	15.54%	15.54%
Salary increase rate	12.27%	12.27%
Adjustment rate for vested benefits - continued service	9.00%	9.00%
Capacity factor - benefit/salary to maintain purchasing power	0.955	0.955
Turnover rate	2.00%	2.29%
Mortability table	AT-49	AT49
Disability mortality table	IAPB-55	IAPB-55
Disability table	Light-average	Light-average
Mortality table - active participants	Hamza Method	Hamza Method
Number of active participants	1,367	1,439
Number of inactive participants - retired other than for disability	4,054	4,041
Number of inactive participant - retired for disability	203	214
Number of inactive participants - pension plan members	514	484

Percentages shown above are annual, unless otherwise indicated.

30. FINANCIAL INSTRUMENTS

In compliance with the provisions of CVM Instruction No. 235/95, the Company has evaluated the book value of its assets and liabilities in relation to market values, based on available information and appropriate valuation methodology. However, the interpretation of market information, as well as the selection of methodologies, requires considerable judgment and reasonable estimates in order to produce adequate realizable values. As a result, the estimates referred to do not necessarily indicate the amounts which might be realized in the current market. The use of different market approaches and/or methodologies for the estimates may have a significant effect on the estimated realizable values.

30.1. Considerations about risks

The Company's business principally includes the generation of energy for sale to concessionaires for the distribution of electric energy. The principal market risk factors that affect the Company's business are detailed below:

a) Exchange rate risk

This risk arises from the possibility that the Company may incur losses due to exchange rate fluctuations, which would impact the balances of loans and financing in foreign currency and related financial expenses. The Company does not have hedge or swap operations in order to protect itself from this risk, in view of the amounts, costs involved and opportunities. However, when possible, the Company purchases foreign currency in advance and conducts funding transactions in Brazilian reais, as an exchange hedge. Tariffs established and authorized by the Concession Authorities do not include any protection from this risk.

As of December 31, 2002, a significant part of the Company's debt was linked to the U.S. dollar and other foreign currencies, in the total amount of R$9,640,928 (Note 18).

b) Interest rate risk

This risk originates from the possibility that the Company may incur losses due to interest rate fluctuations, which would increase financial expenses related to loans and financing obtained abroad. The Company has not made any derivative hedge transactions to protect itself from this risk. However, the Company continually monitors market interest rates, to evaluate the need for replacing its debt. As of December 31, 2002, the Company had R$5,991,007 in loans and financing subject to variable interest rates (LIBOR).

c) Credit risk

The risk arises from the possibility that the Company may incur losses due to difficulty in receiving amounts billed to its customers. This risk is evaluated by the Company as low, considering the concentrated number of customers, contractual guarantees, the customers are concessionaires for the distribution of electric energy to the public and there is no history of significant losses in the realization of the Company's receivables.

d) Hydrological risk

Four of CESP's principal power plants, which represent 99% of the guaranteed energy for sale, are concentrated in the Paraná river basin, in the northwestern part of the State of São Paulo. Ilha Solteira, Três Irmãos and Porto Primavera operate with reservoirs, while Jupiá is a run-of-river plant. The geographic location is considered excellent, since the Paraná river is formed by the confluence of two large rivers, Paranaíba, which goes downstream to Brazil's central-west region, and Grande, on the border with the State of Minas Gerais. Besides these rivers, the Tietê river is the Paraná river's affluent, upstream from the Jupiá power plant.

The Company built the Pereira Barreto canal, approximately 9.6 km in length, interconnecting the reservoirs of the Três Irmãos and Ilha Solteira plants, which permits their integrated operation. Another positive factor is that the Company's plants are located downstream, in addition to many other energy benefits existing upstream. Accordingly, the Company's plants benefit from being located near the end of the cascade, in addition to having the Itaipu power plant located downstream from CESP's plants.

The region is tropical, with high levels of precipitation. Risks of water shortages due to pluviometric conditions are cyclical, and of infrequent occurrence. Drought conditions, such as those experienced from 1997 to 2001, may only be compared with the five-year period from 1952 to 1956. In critical situations like this, the Concession Authorities will act to stabilize the economic and financial balance of their agents. Unfavorable hydrological situations, which are usually of short duration, are covered by the Energy Reallocation Mechanism (MRE). MRE is a financial instrument for sharing hydrological risks which is made available to the Brazilian energy sector, and permits the ONS to seek optimization of hydroelectric resources through energy delivered to the system, so that temporary shortages of each generating utility of the system are covered by additional generation from other generating companies, at an optimization tariff of R$4.00 per MWh.

30.2. Valuation of financial instruments

As of December 31, 2002, the Company's principal financial instruments, as well as the criteria adopted for their valuation, are as follows:

a) Cash and banks and temporary.cash investments

The market value of these assets does not differ from the amounts stated in the balance sheet.

b) Receivables and accounts payable - electricity

These receivables and payables arise basically from transactions made within the context of the MAE, and were recorded and valued based on information available, considering the prices prevailing in the MAE for the year. There were no transactions in connection with such receivables or payables which might affect their classification and valuation as of the balance sheet date.

c) Investments

Investments related to shares of publicly-traded companies are stated at cost; in the event cost is higher than the market value of these shares on stock exchanges, an allowance for reduction to market value was recognized. The market value of other investments approximates book values.

d) Debentures

The Company has liquidated seven out of the nine debenture series issued. These securities are traded on the over-the-counter market, and are valued in accordance with the criteria established upon their issuance, based on the characteristics set forth in Note 18.

e) Electric Energy Term Certificates (CTEEs)

Securities issued by CESP, equivalent on the issue date, to a unit amount of one megawatt/hour at the B-3 energy rate for an electric energy distributor. The B-3 energy rate is applicable to captive consumers and is regulated by ANEEL for each electric energy distribution utility which is subject to control and inspection by ANEEL.

CTEEs are traded over-the-counter and offer two options for monetary redemption, based on the higher between: (1) remuneration based on defined financial indexes (Note 18), or (2) B-3 tariff increases. These securities can also be redeemed in payment of electric energy bills to the distributor which in turn utilizes them to pay its bills to CESP.

The Company has liquidated four out of the eight tranches issued; redemption by the offset of energy bills has not yet occurred.

The Company did not have transactions involving derivatives as of the balance sheet date.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

CESP - COMPANHIA ENERGÉTICA DE SÃO PAULO

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
(In thousands of Brazilian reais - R$, except per share data)

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	(3.417.524)	(813.319)
Adjustments to reconcile net loss to net cash provided by (used in) operations:		
Depreciation	437.667	408.298
Monetary and exchange variations on long-term items	3.173.514	970.103
Provision for reduction of equity investment to market value	1.794	-
Disposal of investments	740	14.207
Disposal of property, plant and equipment	7.537	12.632
Deferred tax credits	-	(417.584)
Decrease in taxes payable - REFIS (long term)	(30.358)	-
Provision for contingencies - COFINS	129.083	-
Other	1.737	3.718
(Reversal of) allowance for doubtful accounts	(6.596)	18.401
(Increase) decrease in accounts receivable - consumers and distributors	127.622	(150.470)
(Increase) decrease in accounts receivable - electricity	(4.548)	(614.265)
(Increase) decrease in other receivables	2.203	148.281
(Increase) decrease in recoverable taxes	28.954	58.887
(Increase) decrease in retained deposits and guarantees	10.241	(6.663)
(Increase) decrease in materials and supplies	(236)	(789)
(Increase) decrease in other credits	8.658	19.385
(Increase) decrease in prepaid expenses	(21.203)	(5.988)
Increase (decrease) in suppliers	(21.044)	(68.417)
Increase (decrease) in electricity purchased	(21.299)	(8.573)
Increase (decrease) in taxes payable - REFIS	(42.203)	16.203
Increase (decrease) in accounts payable - electricity	(351.527)	764.514
Increase (decrease) in accounts payable	(6.441)	(39.538)
Increase (decrease) in regulatory charges payable	(7.924)	(6.731)
Increase (decrease) in reserve for contingencies	1.997	34.211
Increase (decrease) in other liabilities	(34.326)	(67.051)
Net cash provided by (used in) operations	(33.482)	269.452
CASH FLOWS FROM INVESTING ACTIVITIES		
Additions to property, plant and equipment	(512.052)	(606.227)
Financial charges and inflationary effects allocated to construction in progress	(28.325)	(35.668)
Net cash used in investing activities	(540.377)	(641.895)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from loans and financing	3.031.710	2.307.740
Debt amortization	(2.329.568)	(2.413.209)
Net cash provided by (used in) financing activities	702.142	(105.469)
Increase (decrease) in cash and cash equivalents	128.283	(477.912)
Cash and cash equivalents - beginning of year	7.630	485.542
Cash and cash equivalents - end of year	135.913	7.630

(Convenience Translation into English from the Original Previously Issued in Portuguese)

CESP - COMPANHIA ENERGÉTICA DE SÃO PAULO

STATEMENTS OF ADDED VALUE
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
(In thousands of Brazilian reais - R$)

	2002	2001
ADDED VALUE TO BE DISTRIBUTED		
Operating revenues	2.005.190	1.851.822
Electricity from independent suppliers/reimbursement agreement	21.149	422.707
Reversal of (allowance for) doubtful accounts	6.596	(18.401)
Nonoperating expense (except COFINS and PIS taxes)	(9.422)	(7.066)
	2.023.513	2.249.062
Less inputs:		
Electricity from independent suppliers/reimbursement agreement	49.909	465.548
Energy purchased for resale/spot market energy	225.393	57.430
Spot market energy - provision (reversal)	(258.387)	298.966
Electricity network usage charges	33.970	30.361
Compensation for use of water resources	73.192	51.556
Outside services	40.408	41.333
Materials and supplies	9.204	6.789
Other expenses	93.529	17.356
	267.218	969.339
GROSS ADDED VALUE	1.756.295	1.279.723
Depreciation	437.667	408.298
NET ADDED VALUE	1.318.628	871.425
TRANSFERS		
Financial income	173.150	154.018
Deferred income and social contribution taxes	-	417.584
ADDED VALUE TO BE DISTRIBUTED	1.491.778	1.443.027
DISTRIBUTION OF ADDED VALUE		
Payroll	73.743	68.138
Employee pension plan	151.829	-
Taxes and payroll charges	209.953	174.966
Debt charges	812.915	697.291
Net monetary and exchange variations	3.581.930	1.240.071
Leases and rentals	8.038	7.158
Regulatory charges - RGR/CCC	70.894	68.722
	4.909.302	2.256.346
Net loss	(3.417.524)	(813.319)
TOTAL	1.491.778	1.443.027

(Convenience Translation into English from the Original Previously Issued in Portuguese)

CESP - COMPANHIA ENERGÉTICA DE SÃO PAULO

BALANCE SHEETS AS OF DECEMBER 31, 2002 AND 2001
IN CONSTANT CURRENCY
(In thousands of Brazilian reais - R$)

ASSETS	2002	2001
		(Unaudited)
CURRENT ASSETS		
Cash and banks	85.318	9.561
Temporary cash investments	50.595	-
Accounts receivable - consumers	31.859	33.598
Accounts receivable - distributors	225.066	448.282
Other receivables - electricity	229.811	374.274
Other receivables	97.529	25.891
Other credits	38.597	34.671
Allowance for doubtful accounts	(36.104)	(53.508)
Recoverable taxes	7.215	44.615
Retained deposits and guarantees	13.802	30.129
Materials and supplies	9.098	11.105
Prepaid expenses	21.866	7.649
	774.652	966.267
NONCURRENT ASSETS		
Other receivables - electricity	364.656	364.960
Other receivables	562.994	623.173
Deferred tax credits	776.420	972.941
Recoverable taxes	8.136	10.905
Other credits	53.919	86.901
Prepaid expenses	13.044	9.527
	1.779.169	2.068.407
PERMANENT ASSETS		
Investments	46.113	60.960
Property, plant and equipment:		
In service	33.062.433	32.244.290
Construction in progress	1.784.915	2.984.888
	34.847.348	35.229.178
	34.893.461	35.290.138
TOTAL ASSETS	37.447.282	38.324.812

(Convenience Translation into English from the Original Previously Issued in Portuguese)

CESP - COMPANHIA ENERGÉTICA DE SÃO PAULO

BALANCE SHEETS AS OF DECEMBER 31, 2002 AND 2001
IN CONSTANT CURRENCY
(In thousands of Brazilian reais - R$)

LIABILITIES AND SHAREHOLDERS' EQUITY	2002	2001 (Unaudited)
CURRENT LIABILITIES		
Suppliers	58.488	99.663
Electricity purchased	15.718	46.386
Payroll	1.014	1.088
Accrued liabilities - payroll	12.872	14.524
Taxes payable	29.362	63.895
Taxes payable - REFIS (Tax Recovery Program)	24.788	22.627
Accrued charges on debt	220.988	125.155
Loans and financing	1.248.979	1.145.861
Accounts payable - electricity	398.474	939.340
Accounts payable	26.253	29.254
Employee pension plan	92.654	88.808
Reserve for contingencies	210.648	372.479
Regulatory charges payable	43.244	62.419
Interest on capital and dividends	1.757	2.204
Other	36.584	48.447
	2.421.823	3.062.150
LONG-TERM LIABILITIES		
Loans and financing	10.526.676	8.854.117
Accounts payable - electricity	14.513	18.681
Accounts payable	150.690	163.288
Employee pension plan	618.309	682.073
Taxes payable	5.708.633	4.353.640
Taxes payable - REFIS	218.359	323.532
Regulatory charges payable	-	1.700
Reserve for contingencies	217.664	-
	17.454.844	14.397.031
Special liabilities	33.855	33.855
	17.488.699	14.430.886
SHAREHOLDERS' EQUITY		
Capital	6.031.207	6.031.207
Capital reserves	10.949.515	10.949.515
Income reserves	2.588.244	2.697.727
Retained earnings (deficit)	(2.032.206)	1.153.327
	17.536.760	20.831.776
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	37.447.282	38.324.812

(Convenience Translation into English from the Original Previously Issued in Portuguese)

CESP - COMPANHIA ENERGÉTICA DE SÃO PAULO

STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
IN CONSTANT CURRENCY
(In thousands of Brazilian reais - R$, except per share data)

	2002	2001 (Unaudited)
OPERATING REVENUES		
Electricity sales to final consumers	125.817	153.366
Electricity sales to distributors/spot market energy	2.233.044	2.193.723
Electricity from independent suppliers/reimbursement agreement	27.892	585.949
Other revenues	357	482
	2.387.110	2.933.520
TAXES AND REGULATORY CHARGES		
Global reserve for reversion quota (RGR quota)	(64.098)	(74.389)
Emergency capacity charges	(12.097)	-
Value-added tax on sales to final consumers	(30.445)	(28.126)
COFINS (tax on operating revenues)	(72.522)	(89.018)
PIS (tax on operating revenues)	(17.480)	(19.288)
	(196.642)	(210.821)
NET OPERATING REVENUES	2.190.468	2.722.699
OPERATING EXPENSES		
Personnel	(101.602)	(109.141)
Employee pension plan	(55.533)	-
Materials and supplies	(13.420)	(9.935)
Outside services	(48.278)	(53.191)
Compensation for use of water resources	(87.173)	(68.769)
Fuel usage quota (CCC quota)	(19.902)	(16.073)
Electricity purchased for resale	(76.468)	(40.426)
Spot market energy	(211.811)	(30.604)
Spot market energy - reversal (provision)	299.953	(375.469)
Electricity from independent suppliers/reimbursement agreement	(61.942)	(584.678)
Electricity network usage charges	(38.107)	(40.246)
Depreciation	(860.430)	(815.261)
Other expenses	(95.066)	(65.483)
	(1.369.779)	(2.209.275)
INCOME FROM ELECTRIC UTILITY OPERATIONS	820.689	513.424

(Convenience Translation into English from the Original Previously Issued in Portuguese)

CESP - COMPANHIA ENERGÉTICA DE SÃO PAULO

STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
IN CONSTANT CURRENCY
(In thousands of Brazilian reais - R$, except per share data) (Continuation)

	2002	2001 (Unaudited)
FINANCIAL INCOME (EXPENSES)		
Income	77.833	102.240
Expenses:		
Financial charges	(810.267)	(794.631)
Other	(105.259)	(107.882)
Loss on monetary/exchange items	(905.996)	(351.982)
	(1.821.522)	(1.254.494)
	(1.743.689)	(1.152.255)
LOSS FROM OPERATIONS	(923.000)	(638.831)
NONOPERATING EXPENSE	(39.831)	(231.149)
LOSS BEFORE INCOME AND SOCIAL CONTRIBUTION TAXES	(962.831)	(869.980)
Deferred social contribution tax	(263.037)	62.557
Deferred income tax	(575.698)	232.080
NET LOSS	(1.801.566)	(575.343)
LOSS PER THOUSAND SHARES - R$	(19,23)	(6,14)

(Convenience Translation into English from the Original Previously Issued in Portuguese)

CESP - COMPANHIA ENERGÉTICA DE SÃO PAULO

NOTES TO THE SUPPLEMENTARY INFORMATION IN CONSTANT CURRENCY FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
(Amounts in thousands of constant Brazilian reais - R$, as of December 2002)

1. SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

In addition to the aforementioned Brazilian accounting practices adopted in the preparation of the financial statements, the following practices were adopted in the preparation of the financial statements in constant currency:

1.1. Monetary restatements - based on the IGP-M (General Market Price Index).

1.2. Loss (gain) on monetary items - determined using various criteria. Revenues and expenses reflect the original amounts, monetarily restated through the balance sheet date, adjusted for losses and gains on the related assets and liabilities. Losses and gains not specifically related to such items are allocated to "Other operating expenses".

1.3. Balance sheet - permanent assets, special liabilities and shareholders' equity have been restated based on the index mentioned in item 1.1. above. The other balance sheet accounts were maintained at their original amounts, since they reflect the constant currency as of December 31, 2002. "Materials and supplies" has not been monetarily restated, and fixed accounts receivable and accounts payable balances have not been discounted to present value, since the net effect of these adjustments is immaterial.

1.4. Statements of income - the components are restated in constant currency as of December 31, 2002.

1.5. Provision for income and social contribution taxes - the effects of income and social contribution taxes on net asset additions are reflected in the financial statements. Tax credits related to tax loss carryforwards (income and social contribution taxes) available for offset against future taxable income are recognized in the financial statements, in constant currency.

1.6. Financial statements and the following notes for the year ended December 31, 2001 - the balances and information for 2001 have been restated in constant currency as of December 31, 2002, based on the index mentioned in item 1.1 above.

2. RECONCILIATION OF BALANCES PER BRAZILIAN ACCOUNTING PRACTICES AND IN CONSTANT CURRENCY

	Shareholders' equity		Net loss	
	2002	2001 (Unaudited)	2002	2001 (Unaudited)
Per Brazilian accounting practices	6,478,849	9,896,373	(3,417,524)	(813,319)
Restatement to currency as of December 31, 2002	-	2,504,892	-	(205,861)
	6,478,849	12,401,265	(3,417,524)	(1,019,180)
Monetary restatement:				
Investments	-	-	-	(183,375)
Property, plant and equipment	16,776,238	12,784,425	6,574,097	2,933,750
Special liabilities	(18,374)	(14,456)	(6,838)	(3,179)
Shareholders' equity	-	-	(4,112,566)	(2,074,717)
Income and social contribution taxes on inflationary effects	(5,699,953)	(4,339,458)	(838,735)	(228,642)
In constant currency	17,536,760	20,831,776	(1,801,566)	(575,343)

3. TAXES PAYABLE (LONG TERM)

3.1. Composition

	2002	2001 (Unaudited)
Income and social contribution taxes on inflationary profit:		
Deferred at rate of 6%	8,680	14,182
On the effects of the monetary restatement of permanent assets and special liabilities	5,699,953	4,339,458
	5,708,633	4,353,640

3.2. Deferred tax credits

The Company has tax loss carryforwards credits in the amount of R$1,480,030 (income tax) and R$430,915 (social contribution tax), available for offset against future taxable income, up to a limit of 30% per year. Such tax credits, as well as those arising from temporary differences, are recognized in the financial statements in constant currency in the amount of R$776,420, which will be realized within a period no longer than ten years, as determined by CVM Instruction No. 371/02.